As filed with the Securities and Exchange Commission on October 26, 2009

Registration No. 333-162517

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

PRE-EFFECTIVE AMENDMENT NO. 1 TO THE

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Citizens South Banking Corporation

(Exact Name of Registrant as Specified in Its Charter)

Delaware	6712	54-2069979
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

519 South New Hope Road

Gastonia, North Carolina 28054-4040

(704) 868-5200

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Mr. Kim S. Price

President and Chief Executive Officer

Citizens South Banking Corporation

519 South New Hope Road

Gastonia, North Carolina 28054-4040

(704) 868-5200

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

John J. Gorman, Esq. Edward A. Quint, Esq. Luse Gorman Pomerenk & Schick, P.C. 5335 Wisconsin Avenue, N.W., Suite 780 Washington, D.C. 20015 (202) 274-2000	Frank M. Conner, III, Esq. Michael P. Reed, Esq. DLA Piper LLP 500 Eighth Street, NW Washington, D.C. 20004 (202) 799-4000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box:    ☐

If this Form is filed to register additional shares for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:    ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☒

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per share	Proposed maximum aggregate offering price	Amount of registration fee
Common Stock, $0.01 par value per share	shares(1)		$$35,000,000(2)	$1,953(3)

(1)	Includes shares to cover the over-allotments, if any, pursuant to the over-allotment option granted to the underwriters.
(2)	Estimated solely for the purpose of calculating the registration fee, in accordance with Rule 457(o) under the Securities Act of 1933.
(3)	Previously paid.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the resgistration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and we are not soliciting offers to buy these securities, in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated October 26, 2009.

PRELIMINARY PROSPECTUS

             Shares

Citizens South Banking Corporation

Common Stock

We are offering up to 5,000,000 shares of our common stock, par value $0.01 per share. Our common stock is listed on the NASDAQ Global Market under the symbol “CSBC.” On October 23, 2009, the last reported sale price of our common stock on the NASDAQ Global Market was $5.99 per share.

The shares of common stock are not savings accounts, deposits or other obligations of any of our bank or non-bank subsidiaries and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 5 to read about factors you should consider before buying our shares of common stock.

Neither the Securities and Exchange Commission nor any state securities regulator has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds to Citizens South Banking Corporation (before expenses)	$	$

The underwriters also may purchase up to an additional 750,000 shares of our common stock within 30 days of the date of this prospectus to cover over-allotments, if any.

The underwriters expect to deliver the common stock in book-entry form only, through the facilities of The Depository Trust Company, against payment on or about                     , 2009.

Keefe, Bruyette & Woods

Sandler O’Neill + Partners, L.P.

Howe Barnes Hoefer & Arnett

Prospectus dated                     , 2009.

ABOUT THIS PROSPECTUS

You should rely only on the information contained or incorporated by reference in this prospectus. We have not, and the underwriters have not, authorized any person to provide you with different or inconsistent information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus and the documents incorporated by reference or any free writing prospectus is accurate only as of their respective dates. Citizens South Banking Corporation’s business, financial condition, results of operations and prospects may have changed since those dates.

The registration statement that contains this prospectus (including the exhibits to the registration statement) contains additional information about us and the securities offered under this prospectus. That registration statement can be read at the Securities and Exchange Commission’s website or at the Securities and Exchange Commission’s offices mentioned under the heading “Where You Can Find More Information.”

Unless otherwise indicated or unless the context requires otherwise, all references in this prospectus to “Citizens South,” “we,” “us,” “our” or similar references mean Citizens South Banking Corporation and its wholly owned subsidiaries.

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WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any document we file with the Securities and Exchange Commission at the Securities and Exchange Commission’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference room. In addition, our Securities and Exchange Commission filings are available to the public at the Securities and Exchange Commission’s Internet site at http://www.sec.gov and on our website at http://www.citizenssouth.com.

In this prospectus, as permitted by law, we “incorporate by reference” information from other documents that we file with the Securities and Exchange Commission. This means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus and should be read with the same care.

We incorporate by reference the documents listed below:

•	Annual Report on Form 10-K for the year ended December 31, 2008;

•	Quarterly Reports on Form 10-Q for the quarters ended March 31, 2009 and June 30, 2009; and

•

The description of our common stock set forth in the registration statement on Form 8-A (No. 0-23971) filed on September 27, 2002, pursuant to Section 12 of the Securities Exchange Act of 1934, including any amendment or report filed with the Securities and Exchange Commission for the purpose of updating this description.

Unless stated otherwise in the applicable report, information furnished under Item 2.02 or 7.01 of our Current Reports on Form 8-K is not incorporated by reference.

You may request a copy of any of these filings, other than an exhibit to a filing unless that exhibit is specifically incorporated by reference into that filing, at no cost, by writing to or telephoning us at the following address:

Citizens South Banking Corporation
519 South New Hope Road
Gastonia, North Carolina 28054-4040
Attention:	Corporate Secretary
(704) 868-5200

You may also access these filings on our website at http://www.citizenssouth.com.

Other than any documents expressly incorporated by reference, the information on our website and any other website that is referred to in this prospectus is not part of this prospectus.

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FORWARD-LOOKING STATEMENTS

This prospectus may contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, including statements about our long-term goals, financial condition, results of operations, earnings, levels of net loan charge-offs and nonperforming assets, interest rate exposure and profitability. These statements usually can be identified by the use of forward-looking language such as “our goal,” “our objective,” “our plan,” “will likely result,” “expects,” “plans,” “anticipates,” “intends,” “projects,” “believes,” “estimates” or other similar words or expressions or conditional verbs such as “will,” “would,” “could,” and “should.”

Forward-looking statements express management’s current expectations, forecasts of future events or long-term goals and, by their nature, are subject to assumptions, risks and uncertainties. Although management believes that the expectations, forecasts and goals reflected in these forward-looking statements are reasonable, actual results could differ materially for a variety of reasons, including the following factors:

•	The timing and amount of revenues that we may recognize;

•	General economic conditions, either nationally or in our market areas, that are worse than expected;

•	The value and marketability of collateral underlying our loan portfolio;

•	Increased competition among depository and other financial institutions;

•	Changes in current revenue and expense trends (including, but not limited to, trends affecting non-performing assets, chargeoffs and provisions for loan losses);

•	Inflation and changes in the interest rate environment (including changes in the shape of the yield curve) that reduce our margins or fair value of financial instruments;

•	Changes in laws or government regulations affecting financial institutions, including changes in regulatory costs and capital requirements;

•	The level of future deposit premium assessments;

•	Our ability to enter new markets successfully and capitalize on growth opportunities;

•	Our ability to successfully integrate acquired entities and branches;

•	Changes in consumer spending, borrowing and savings habits;

•	Our ability to raise capital to fund our growth plans or operations;

•	The impact of the current governmental effort to restructure the U.S. financial and regulatory system;

•	The quality and composition of our investment portfolio;

•	Changes in accounting policies and practices, as may be adopted by the bank regulatory agencies, taxing authorities and the Financial Accounting Standards Board;

•	Changes in our organization, compensation and benefit plans; and

•

Our ability to repurchase from the U.S. Department of the Treasury $20.5 million of our Fixed Rate Cumulative Perpetual Preferred Stock, Series A, and the warrant for our common stock, each purchased by the Treasury under the Troubled Asset Relief Program—Capital Purchase Program.

You should refer to the section entitled “Risk Factors” and to our periodic and current reports filed with the Securities and Exchange Commission (and incorporated by reference herein) for further information on other factors that could cause actual results to be significantly different from those expressed or implied by these forward-looking statements. See above under the caption “Where You Can Find More Information” in this prospectus.

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SUMMARY

This summary highlights selected information contained elsewhere or incorporated by reference in this prospectus and may not contain all the information that you need to consider in making your investment decision. You should carefully read this entire prospectus as well as the information to which we refer you and the information incorporated by reference herein, before deciding whether to invest in the common stock. You should pay special attention to the “Risk Factors” section of this prospectus to determine whether an investment in the shares of common stock is appropriate for you.

Citizens South Banking Corporation

We are a savings and loan holding company headquartered in Gastonia, North Carolina. Our operations are primarily conducted through our wholly-owned, federally chartered savings bank subsidiary, Citizens South Bank and its 16 branches located in and around the Charlotte Metropolitan Statistical Area (“MSA”). As of September 30, 2009, we had $820.6 million of assets, $601.6 million of deposits, $616.8 million of loans receivable, net and $104.0 million of stockholders’ equity. Through Citizens South Bank, we offer Federal Deposit Insurance Corporation-insured deposit products to local customers and invest those deposits, together with funds generated from operations and borrowings, in residential and nonresidential real estate loans, construction loans, commercial business loans, consumer loans, investment securities, and mortgage-backed securities. We employ a community banking strategy that emphasizes superior customer service and offer our customers the breadth of products typically found at larger institutions. We believe our focus on customer relationships allows us to compete effectively within our markets and provides us a competitive advantage as we expand both within our existing markets and into new markets.

Citizens South Bank was organized in 1904 and, in 1998, reorganized from a mutual savings bank to a two-tiered mutual holding company. On September 30, 2002, we further reorganized from the mutual holding company form of organization to the stock form of organization to better accommodate our growth strategy. Since that time, we have experienced strong growth through a combination of internal growth, de novo branching and acquisitions with consolidated assets increasing from $509.8 million at September 30, 2002 to $820.6 million at September 30, 2009, or approximately 61%. Based on asset size, Citizens South Bank is currently among the largest community banks headquartered in the Charlotte MSA.

Market Areas

We have 12 branches in Gaston, Mecklenburg, Union Counties in North Carolina and York County, South Carolina, all of which are in the Charlotte MSA. We also have four branches in the contiguous counties of Rowan and Iredell Counties in North Carolina. Based on deposit data as of June 30, 2008, our deposit market share ranks fourth in our combined counties of operation with 6.18% of total deposits. As of this same period, our deposit market share in the Charlotte MSA ranks ninth with 0.34% of total deposits. We intend to further increase our market share in the Charlotte MSA by focusing on our existing footprint (including our recent expansion into Mecklenburg County) and taking advantage of the current dislocation in the markets in which we operate.

According to SNL Financial LC, the projected population growth from 2009 to 2014 is expected to be 10.02% in our combined counties of operation versus 4.63% nationally. In addition, the projected population growth over the same time frame is expected to be 12.45% in the Charlotte MSA. We believe the favorable demographics in our markets provide ample opportunities for future growth.

Our Strategies

We have developed a community banking strategy that focuses on providing responsive and personalized service to our customers. We intend to prudently grow our business, increase profitability and build stockholder value by focusing on the following objectives:

Deliver superior community banking service. We emphasize to our employees the importance of delivering superior customer service and seeking opportunities to strengthen relationships both with customers and in the communities we serve. We retain key executives in each of our markets with local expertise and strong ties to the community. We seek to develop broad customer relationships based on service and convenience while maintaining our conservative approach to lending and strong asset quality.

Pursue select bank acquisitions, including failed banks and branch purchases. We are focused on expansion opportunities in markets with favorable growth characteristics and in which we have identified experienced bankers to help execute our strategy. We believe there will be opportunities in and around our core markets to acquire failed banks from the Federal Deposit Insurance Corporation at attractive terms. From January 1, 2009, through October 23, 2009, over 100 banking institutions have failed in the United States. We believe that the failure of institutions in our market area, together with organic growth as described below, will potentially allow us to double our asset size over the course of the next three years.

Maintain strong asset quality. We strive to maintain a high-quality loan portfolio and maintain the quality of our assets. While our credit quality ratios currently remain at levels above our historical averages, we believe that the current level of non-performing assets remains manageable and continues to compare favorably with industry peers. As of June 30, 2009, our non-performing assets (non-accruing loans, loans past 90 days or more due, and other real estate owned) as a percentage of total assets was 1.49%, compared to 2.00% for all North Carolina-headquartered commercial banks and thrifts with assets between $100 million and $1 billion, based on data derived from the Federal Deposit Insurance Corporation Call Reports as of June 30, 2009 (the latest date for which data is available).

Build our core deposit base. A key aspect of our ability to grow our balance sheet has been and will continue to be a stable base of core deposits. As of September 30, 2009, approximately 46% of our deposits were comprised of checking accounts, money market deposit accounts and savings accounts. We continue to build broad customer relationships and shift our deposit mix from time deposits to lower cost transaction accounts. Through the first nine months of this year, non-time core deposits grew by $37.8 million or 21.3% annualized. We do not rely on brokered time deposits to fund our growth and we had essentially no wholesale deposits at September 30, 2009.

Capitalize on organic growth opportunities. Due to the recent consolidation of financial institutions in our markets, we believe there is a significant opportunity for a community-focused bank to provide a full range of financial services to small and middle-market commercial and retail customers. In addition, consolidation has dislocated experienced and talented management and lending personnel. As a result, we believe we have a substantial opportunity to attract experienced management, loan officers and banking customers both within our current markets and in potential new markets in which we might expand.

Increase core profitability. Over the course of the next three years, we believe we will be able to increase the profitability of our franchise to levels in excess of our historical levels of profitability, as we continue to grow in our markets. Our emphasis on lower cost core deposits will help expand the margin we maintain on our interest earning assets. In addition, we actively manage our expense base in relation to our strategic goals. In late 2008 and early 2009 we instituted several initiatives that equate to approximately $2.0 million in annual expense savings when fully implemented.

Corporate Information

Our principal executive offices are located at 519 South New Hope Road, Gastonia, North Carolina, and our telephone number is (704) 868-5200.

Risk Factors

An investment in our common stock involves certain risks. You should carefully consider the risks described under “Risk Factors” beginning on page 5 of this prospectus and in the “Risk Factors” sections included in our Annual Report on Form 10-K for the year ended December 31, 2008 and in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2009, as well as other information included or incorporated by reference into this prospectus, including our financial statements and the notes thereto, before making an investment decision.

The Offering

The following summary contains basic information about our shares of common stock and is not intended to be complete. It does not contain all the information that is important to you. For a more complete understanding of our common stock, you should read the section of this prospectus entitled “Description of Capital Stock of Citizens South Banking Corporation.”

Common stock we are offering	5,000,000 shares

Common stock outstanding after this offering	12,526,854 shares (1)(2)

Use of proceeds after expenses	We expect to receive net proceeds from this offering of approximately $ (or approximately $ if the underwriters exercise their over-allotment option in full), after deduction of underwriting discounts and commissions and estimated expenses payable by us. We intend to use the net proceeds for general corporate purposes and we may contribute some portion of the net proceeds in the form of capital to Citizens South Bank, which will use any such amount for its general corporate purposes and for anticipated balance sheet growth, both organically (including by establishing new branches) or by acquiring branches or other financial institutions, including failed institutions that the Federal Deposit Insurance Corporation has placed into receivership. We also intend to use approximately $20.5 million of the net proceeds to redeem 20,500 shares of our Series A Preferred Stock which we issued to the U.S. Department of the Treasury, or U.S. Treasury, in December 2008 under the TARP Capital Purchase Program. We also intend to redeem the warrant for 428,870 shares of our common stock (which number of shares will be reduced by half following the completion of a qualified equity offering on or prior to December 31, 2009, including this offering), which is also held by the U.S. Treasury. The warrant would be redeemed for its fair market value, as determined by us and the U.S. Treasury. We need the approval of the Office of Thrift Supervision prior to redeeming these securities, which approval we have not currently sought to obtain. See the section of this prospectus captioned “Use of Proceeds” for further details.

Listing	NASDAQ Global Market, Symbol: “CSBC”

(1)	The number of shares of common stock outstanding immediately after the closing of this offering is based on 7,526,854 shares of common stock outstanding as of October 23, 2009.
(2)	Unless otherwise indicated, the number of shares of common stock presented in this prospectus excludes shares issuable pursuant to the exercise of the underwriters’ over-allotment option, shares of common stock issuable under our stock compensation plans and 428,870 shares of common stock issuable under the warrant we have issued to the U.S. Treasury.

RISK FACTORS

An investment in our shares of common stock involves certain risks. You should carefully consider the risks described below and the risk factors included in our Annual Report on Form 10-K for the year ended December 31, 2008 and in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2009, as well as the other information included or incorporated by reference in this prospectus, before making an investment decision. Our business, financial condition or results of operations could be materially adversely affected by any of these risks. The trading price of our shares of common stock could decline due to any of these risks, and you may lose all or part of your investment. This prospectus also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below and elsewhere in this prospectus.

Risks Relating to Our Business

We operate in a highly regulated environment. Future legislative or regulatory actions responding to financial and market weakness could affect us adversely.

Actions of the U.S. Government, the Board of Governors of the Federal Reserve System and other governmental and regulatory bodies for the purpose of stabilizing the financial markets may not achieve their intended effect. In response to the financial crises affecting the banking system and financial markets, the U.S. Congress has passed legislation and the U.S. Treasury has promulgated programs designed to purchase assets from, provide equity capital to, and guarantee the liquidity of the financial services industry. In addition, Congress temporarily increased Federal Deposit Insurance Corporation deposit insurance from $100,000 to $250,000 per depositor through December 31, 2009, which has been further extended through 2013. The Federal Deposit Insurance Corporation has also announced the creation of the Temporary Liquidity Guarantee Program which is intended to strengthen confidence and encourage liquidity in financial institutions by temporarily guaranteeing newly issued senior unsecured debt of participating organizations and providing full insurance coverage for noninterest-bearing transaction deposit accounts (such as business checking accounts, interest-bearing transaction accounts paying 50 basis points or less and lawyers’ trust accounts), regardless of dollar amount until June 30, 2010. Finally, in February 2009, the American Recovery and Reinvestment Act of 2009 was enacted, which is intended to expand and establish government spending programs and provide certain tax cuts to stimulate the economy. The U.S. Government continues to evaluate and develop various programs and initiatives designed to stabilize the financial and housing markets and stimulate the economy, including the U.S. Treasury’s recently announced Financial Stability Plan and the recently announced foreclosure prevention program.

The potential exists for additional federal or state laws and regulations regarding lending and funding practices and liquidity standards, and bank regulatory agencies are expected to be active in responding to concerns and trends identified in examinations, and the issuance of many formal enforcement orders is expected. Actions taken to date, as well as potential actions, may not have the beneficial effects that are intended, particularly with respect to the extreme levels of volatility and limited credit availability currently being experienced. In addition, new laws, regulations, and other regulatory changes will increase our costs of regulatory compliance and of doing business, and otherwise affect our operations. Our Federal Deposit Insurance Corporation insurance premiums have increased, and may continue to increase, because market developments have significantly depleted the insurance fund of the Federal Deposit Insurance Corporation and reduced the ratio of reserves to insured deposits. New laws, regulations, and other regulatory changes, along with negative developments in the financial services industry and the credit markets, may significantly affect the markets in which we do business, the markets for and value of our loans and investments, and our ongoing operations, costs and profitability.

The United States economy is in recession. A prolonged economic downturn, especially one affecting our geographic market area, could materially and adversely affect our business and financial results.

The United States economy entered a recession in the fourth quarter of 2007. Throughout the course of 2008 and continuing through 2009 to date, economic conditions have continued to worsen, due in part to the fallout from the collapse of the sub-prime mortgage market. While we did not originate or invest in sub-prime mortgages, our lending business is tied, in large part, to the housing market. Declines in home prices, increases in foreclosures and higher unemployment have adversely affected the credit performance of our real estate-related loans, resulting in the write-down of asset values. The continuing housing slump also has resulted in reduced demand for the construction of new housing, further declines in home prices, and increased delinquencies on our construction, residential and commercial mortgage loans. Further, the ongoing concern about the stability of the financial markets in general has caused many lenders to reduce or cease providing funding to borrowers. These conditions may also cause a further reduction in loan demand, and increases in our non-performing assets, net charge-offs and provisions for loan losses.

We hold certain intangible assets that could be classified as impaired in the future. If these assets are considered to be either partially or fully impaired in the future, our earnings and the book values of these assets would decrease.

We are required to test our goodwill and core deposit intangible assets for impairment on a periodic basis. The impairment testing process considers a variety of factors, including the current market price of our common shares, the estimated net present value of our assets and liabilities and information concerning the terminal valuation of similarly situated insured depository institutions. It is possible that future impairment testing could result in a partial or full impairment of the value of our goodwill or core deposit intangible assets, or both. If an impairment determination is made in a future reporting period, our earnings and the book value of these intangible assets will be reduced by the amount of the impairment.

Any future increases in Federal Deposit Insurance Corporation insurance premiums will adversely impact our earnings. In addition, the Federal Deposit Insurance Corporation has proposed to require the prepayment of three years of federal deposit insurance premiums.

On May 22, 2009, the Federal Deposit Insurance Corporation adopted a final rule levying a five basis point special assessment on each insured depository institution’s assets minus Tier 1 capital as of June 30, 2009. The special assessment was payable on September 30, 2009. We recorded an expense of $380,000 during the quarter ended June 30, 2009, to reflect the special assessment. The final rule permits the Federal Deposit Insurance Corporation’s Board of Directors to levy up to two additional special assessments of up to five basis points each during 2009 if the Federal Deposit Insurance Corporation estimates that the Deposit Insurance Fund reserve ratio will fall to a level that the Federal Deposit Insurance Corporation’s Board of Directors believes would adversely affect public confidence or to a level that will be close to or below zero. Any further special assessments that the Federal Deposit Insurance Corporation levies will be recorded as an expense during the appropriate period. In addition, the Federal Deposit Insurance Corporation materially increased the general assessment rate and, therefore, our Federal Deposit Insurance Corporation general insurance premium expense will increase substantially compared to prior periods.

On September 28, 2009, the Federal Deposit Insurance Corporation proposed to recapitalize the Deposit Insurance Fund by requiring insured institutions to prepay their insurance premiums for the quarter ending December 31, 2009, and for the years ending December 31, 2010, 2011 and 2012. The prepayment would be due December 30, 2009. The Federal Deposit Insurance Corporation further proposed that assessments for the years ending December 31, 2011 and 2012 would increase by three basis points, and would be based upon assumed increases in insured deposits of 5% annually through 2012. The increase in assessment rates will result in a further increase in our Federal Deposit Insurance Corporation general insurance premium expense, and the prepayment of insurance premiums will increase our non-earning assets.

Our commercial business, multifamily, commercial real estate and construction loan portfolios could expose us to increased lending risks.

At September 30, 2009, our portfolios of commercial business loans, commercial real estate loans, multifamily loans and construction loans totaled $500.1 million or 81.1% of our total loan portfolio. These types of loans generally expose a lender to greater risk of non-payment and loss than one- to four-family residential mortgage loans because repayment of the loans often depends on the successful operations and the income stream of the borrowers. Such loans typically involve larger loan balances to single borrowers or groups of related borrowers compared to one- to four-family residential mortgage loans. Also, many of our borrowers have more than one of these types of loans outstanding. Consequently, an adverse development with respect to one loan or one credit relationship can expose us to a significantly greater risk of loss compared to an adverse development with respect to a one- to four-family residential mortgage loan.

In addition to the risks associated with these loans noted above, the collateral securing commercial business loans may fluctuate in value. Some of our commercial business loans are collateralized by equipment, inventory, accounts receivable or other business assets, and the liquidation of collateral in the event of default is often an insufficient source of repayment because accounts receivable may be uncollectible and inventories may be obsolete or of limited use.

Construction and land lending involves additional risks because of the inherent difficulty in estimating a property’s value both before and at completion of the project. Construction costs may exceed original estimates as a result of increased materials, labor or other costs. In addition, because of current uncertainties in the residential and commercial real estate markets, property values have become more difficult to determine than they have been historically. Construction and land acquisition and development loans often involve the repayment dependent, in part, on the ability of the borrower to sell or lease the property. These loans also require ongoing monitoring. In addition, speculative construction loans to a residential builder are often associated with homes that are not presold, and thus pose a greater potential risk than construction loans to individuals on their personal residences. At September 30, 2009, $17.1 million of our residential construction loans were for speculative construction loans. Slowing housing sales have been a contributing factor to an increase in non-performing loans as well as an increase in delinquencies.

A significant portion of our commercial real estate loans are non-owner occupied loans for individuals and businesses for various purposes, which are secured by commercial properties. As of September 30, 2009, our non-owner occupied real estate loans totaled $261.7 million, or 42.4% of our total loan portfolio. Repayment of these loans typically is dependent upon income generated, or expected to be generated, by the property securing the loan in amounts sufficient to cover operating expenses and debt service. This may be adversely affected by changes in the economy or local market conditions. Non-owner occupied commercial real estate loans expose a lender to greater credit risk than loans secured by residential real estate because the collateral securing these loans typically cannot be liquidated as easily as residential real estate. If we foreclose on a non-owner occupied commercial real estate loan, our holding period for the collateral typically is longer than one to four family residential properties because there are fewer potential purchasers of the collateral. Additionally, non-owner occupied commercial real estate loans generally have relatively large balances to single borrowers or related groups of borrowers. Accordingly, charge-offs on non-owner occupied commercial real estate loans may be larger on a per loan basis than those incurred with our residential or consumer loan portfolios.

A significant portion of our loan portfolio is secured by real estate, and events that negatively impact the real estate market could hurt our business.

A significant portion of our loan portfolio is secured by real estate. As of September 30, 2009, approximately 92.9% of our loans had real estate as a primary or secondary component of collateral. The real estate collateral in each case provides an alternate source of repayment in the event of default by the borrower and may deteriorate in value during the time the credit is extended. A weakening of the real estate market in our primary market areas could result in an increase in the number of borrowers who default on their loans and a reduction in the value of the collateral securing their loans, which in turn could have an adverse effect on our profitability and asset quality. If we are required to liquidate the collateral securing a loan to satisfy the debt during a period of reduced real estate values, our earnings and shareholders’ equity could be adversely affected. The declines in home prices in the markets we serve, along with the reduced availability of mortgage credit, also may result in increases in delinquencies and losses in our portfolio of loans related to residential real estate construction and development. Further declines in home prices coupled with a deepened economic recession and continued rises in unemployment levels could drive losses beyond that which is provided for in our allowance for loan losses. In that event, our earnings could be adversely affected.

If our allowance for loan losses is not sufficient to cover actual loan losses, then our earnings could decrease.

We make various assumptions and judgments about the collectability of our loan portfolio, including the creditworthiness of our borrowers and the value of the real estate and other assets serving as collateral for the repayment of many of our loans. In determining the amount of allowance for loan losses, we review our loan loss and delinquency experience, we evaluate current local economic conditions, and we analyze the collateral position of our loan portfolio. If our assumptions are incorrect, our allowance for loan losses may not be sufficient to cover losses inherent in our loan portfolio, resulting in increases to our allowance. Material additions to our allowance would materially decrease our net income. In addition, federal regulators periodically review our allowance for loan losses and may require us to increase our provision for loan losses or recognize additional loan charge-offs. Any increase in our allowance for loan losses or loan charge-offs as required by these regulatory authorities could have a material adverse effect on our financial condition and results of operations.

If our non-performing assets increase, our earnings will suffer.

At September 30, 2009, our non-performing assets (which consist of non-accruing loans, loans 90 or more days delinquent, and foreclosed real estate assets) totaled $14.1 million, or 1.72% of total assets, which is an increase of $8.5 million, or 151.1%, over non-performing assets at December 31, 2008. At December 31, 2008, our non-performing assets were $5.6 million, or 0.69% of total assets. Our non-performing assets adversely affect our net income in various ways. We do not record interest income on non-accrual loans or real estate owned. Additionally, there are legal fees associated with the resolution of problem assets as well as carrying costs such as taxes, insurance and maintenance related to our other real estate owned. Further, the resolution of non-performing assets requires the active involvement of management, which can distract them from more profitable activity.

Changes in interest rates could adversely affect our financial condition and results of operations.

Our results of operations and financial condition are affected by changes in interest rates. Our results of operations depend substantially on net interest income, which is the difference between the interest income earned on interest-earning assets and the interest expense paid on interest-bearing liabilities. Because interest-earning assets generally reprice or mature more quickly than interest-bearing liabilities, a decrease in interest rates generally would result in a decrease in our net interest income. Based on results generated by our interest rate risk model at June 30, 2009 (the latest date for which information is available), a hypothetical, immediate and sustained increase of 100 basis points throughout the yield curve would decrease our annual net interest income by 1.19%. The assumptions used in the model do not provide for actions that may be taken by management during the period to offset the effects of changes in interest rates on net interest income. We are also subject to reinvestment risk associated with changes in interest rates. Changes in interest rates may affect the average life of loans and mortgage-related securities. Decreases in interest rates can result in increased prepayments of loans and mortgage-related securities, as borrowers refinance to reduce borrowing costs. Under these circumstances, we are subject to reinvestment risk to the extent that we are unable to reinvest the cash received from such prepayments at rates that are comparable to the rates on existing loans and securities. Additionally, increases in interest rates may decrease loan demand and make it more difficult for borrowers to repay adjustable rate loans.

Changes in interest rates also affect the value of our interest-earning assets, and in particular our securities portfolio. Generally, the value of securities fluctuates inversely with changes in interest rates. At September 30, 2009, our investment and mortgage-backed securities available for sale totaled $79.1 million. Unrealized gains on securities available for sale, net of tax, amounted to $564,000 and are reported as a separate component of stockholders’ equity. Decreases in the fair value of securities available for sale, therefore, could have an adverse effect on stockholders’ equity.

Changes in local economic conditions could lead to higher loan charge-offs and reduce our net income and growth.

Our business is subject to periodic fluctuations based on local economic conditions in the Charlotte MSA. These fluctuations are not predictable, cannot be controlled and may have a material adverse impact on our operations and financial condition even if other favorable events occur. Our operations are locally oriented and community-based. Accordingly, we expect to continue to be dependent upon local business conditions as well as conditions in the local residential and commercial real estate markets we serve. For example, an increase in unemployment, a decrease in real estate values or increases in interest rates, as well as other factors, could weaken the economies of the communities we serve.

Weakness in our market areas could depress our earnings and consequently our financial condition because:

•	customers may not want or need our products or services;

•	borrowers may not be able to repay their loans;

•	the value of the collateral securing loans to borrowers may decline; and

•	the quality of our loan portfolio may decline.

Any of the latter three scenarios could require us to charge off a higher percentage of loans and/or increase provisions for credit losses, which would reduce our net income.

Because the majority of our borrowers are individuals and businesses located and doing business in the Charlotte MSA, our success will depend significantly upon the economic conditions in those and the surrounding counties. Unfavorable economic conditions in those and the surrounding counties may result in, among other things, a deterioration in credit quality or a reduced demand for credit and may harm the financial stability of our customers. Due to our limited market areas, these negative conditions may have a more noticeable effect on us than would be experienced by a larger institution that is able to spread these risks of unfavorable local economic conditions across a large number of diversified economies.

In addition, we have added a significant number of loans over the past five years from new relationships as we have entered new markets through acquisitions and de novo offices. As a result, our loan portfolio may not be as seasoned as the loan portfolios of our competitors in some of these new markets, and weaknesses in these market areas could have a more negative effect on our loans compared to loans originated by our competitors in the same market areas.

A substantial decline in the value of our Federal Home Loan Bank of Atlanta common stock may adversely affect our financial condition.

We own common stock of the Federal Home Loan Bank of Atlanta in order to qualify for membership in the Federal Home Loan Bank system, which enables us to borrow funds under the Federal Home Loan Bank advance program. The carrying value and fair market value of our Federal Home Loan Bank of Atlanta common stock was $4.1 million as of September 30, 2009.

Recent published reports indicate that certain member banks of the Federal Home Loan Bank system may be subject to asset quality risks that could result in materially lower regulatory capital levels. In an extreme situation, it is possible that the capitalization of a Federal Home Loan Bank, including the Federal Home Loan Bank of Atlanta, could be substantially diminished or reduced to zero. Consequently, given that there is no market for our Federal Home Loan Bank of Atlanta common stock, we believe that there is a risk that our investment could be deemed other than temporarily impaired at some time in the future. If this occurs, it may adversely affect our results of operations and financial condition.

If the capitalization of the Federal Home Loan Bank of Atlanta is substantially diminished and if it reduces or suspends its dividend, our liquidity may be adversely impaired if we are not able to obtain an alternative source of funding.

Further declines in the value of certain investment securities could require write-downs, which would reduce our earnings.

At June 30, 2009, our investment portfolio included a $1.0 million pooled trust preferred collateralized debt obligation. During 2008, we recognized a $468,000 charge for the other-than-temporary impairment of the trust preferred security, and during the quarter ended September 30, 2009, we recognized an additional $333,000 charge for other-than-temporary impairment on this security. A number of factors or combinations of factors could cause us to conclude in one or more future reporting periods that an unrealized loss that exists with respect to this security, or any of our other investment securities, constitutes an impairment that is other than temporary. These factors include, but are not limited to, failure to make scheduled interest payments, an increase in the severity of the unrealized loss on a particular security, an increase in the continuous duration of the unrealized loss without an improvement in value or changes in market conditions and/or industry or issuer specific factors that would render us unable to forecast a full recovery in value. An other-than-temporary impairment write-down could reduce our earnings.

We may not repurchase our Series A Preferred Stock. In such event, we would continue to be subject to certain legal and contractual restrictions of the Troubled Asset Relief Program—Capital Purchase Program.

Following the enactment in February 2009 of the American Recovery and Reinvestment Act of 2009, we may, after consultation with the Office of Thrift Supervision, repurchase the Series A Preferred Stock we issued under the Troubled Asset Relief Program—Capital Purchase Program (the “CPP”) at any time and without having first raised proceeds from a qualified equity offering. As described under “Use of Proceeds,” we plan to repurchase our Series A Preferred Stock and the related warrant issued under the CPP with the proceeds of this offering. The repurchase of these securities may be at an amount more than our carrying value and, as such, may negatively impact our net income available to stockholders and our earnings per share.

If, after consultation with the Office of Thrift Supervision, we are not permitted to repurchase these securities, we will continue to be subject to the terms of the CPP and the letter agreement we entered into with the U.S. Treasury under the CPP. Pursuant to the terms of the letter agreement, the U.S. Treasury may amend any provision of the letter agreement to the extent required to comply with any changes in applicable federal statutes. Any change in the letter agreement could have a material impact on us and our operations. There can be no assurance that federal statutes will not be adopted in the future that will adversely affect the terms of the CPP and our financial condition. In addition, future federal statutes may contain retroactive restrictions which may adversely affect our ability to comply with the terms of the letter agreement or effectively manage our business.

Strong competition within our market areas may limit our growth and profitability.

We face numerous competitors in both our community banking and mortgage banking operations in the Charlotte, North Carolina metropolitan area, which is our primary market area. We compete for loan and deposit growth with large banks that have a regional or a national presence, other community banks, de novo financial institutions, thrifts or savings institutions, credit unions, brokerage and insurance firms, and other nonbank businesses, such as retailers that engage in consumer financing activities. Price competition for loans and deposits might result in earning less on our loans and paying more on our deposits, which would reduce our net interest income. Competition also makes it more challenging to grow loans and deposits and to hire and retain experienced employees. Some of the institutions with which we compete have substantially greater resources and lending limits than we do and may offer services that we do not provide.

Our wholesale funding sources may prove insufficient to replace deposits at maturity and support our future growth.

We must maintain sufficient funds to respond to the needs of depositors and borrowers. As a part of our liquidity management, we use a number of funding sources in addition to core deposit growth and repayments and maturities of loans and investments. As we continue to grow, we are likely to become more dependent on these sources, which include Federal Home Loan Bank advances, proceeds from the sale of loans and liquidity resources of the holding company. At September 30, 2009, we had $56.5 million of Federal Home Loan Bank advances outstanding. Our financial flexibility will be severely constrained if we are unable to maintain our access to funding or if adequate financing is not available to accommodate future growth at acceptable interest rates. Finally, if we are required to rely more heavily on more expensive funding sources to support future growth, our revenues may not increase proportionately to cover our costs. In this case, our operating margins and profitability would be adversely affected.

Various factors may make takeover attempts more difficult to achieve.

Provisions of our certificate of incorporation and bylaws, federal regulations, Delaware law and various other factors may make it more difficult for companies or persons to acquire control of Citizens South Banking Corporation without the consent of its Board of Directors. As a Citizens South Banking Corporation stockholder, you may want a takeover attempt to succeed because, for example, a potential acquirer could offer a premium over the then-prevailing price of Citizens South Banking Corporation’s common stock. The factors that may discourage takeover attempts or make them more difficult include:

Certificate of incorporation and statutory provisions. Provisions of the certificate of incorporation and bylaws of Citizens South Banking Corporation and Delaware law may make it more difficult and expensive to pursue a takeover attempt that management opposes. These provisions also would make it more difficult to remove Citizens South Banking Corporation’s current Board of Directors or management, or to elect new directors. These provisions include limitations on voting rights of beneficial owners of more than 10% of its common stock, supermajority voting requirements for certain business combinations and the election of directors to staggered terms of three years. Citizens South Banking Corporation’s bylaws also contain provisions regarding the timing and content of stockholder proposals and nominations and qualification for service on the Board of Directors.

Required change in control payments and issuance of stock options and recognition plan shares. Citizens South Banking Corporation has entered into employment agreements and change of control agreements with certain executive officers, which will require payments to be made to them in the event their employment is terminated following a change in control of Citizens South Banking Corporation or Citizens South Bank. Citizens South Banking Corporation also has adopted plans to permit additional issuances of stock options and recognition plan shares to key employees and directors that will require payments to them in connection with a change in control of Citizens South Banking Corporation. These payments will have the effect of increasing the costs of acquiring Citizens South Banking Corporation, thereby discouraging future takeover attempts.

We may face risks with respect to future expansion.

As a strategy, we have sought to increase the size of our operations by aggressively pursuing business development opportunities. We may seek whole bank or branch acquisitions in the future. Acquisitions and mergers involve a number of risks, including:

•	the time and costs associated with identifying and evaluating potential acquisitions and merger partners;

•	the ability to finance an acquisition and possible ownership and economic dilution to existing stockholders;

•	diversion of management’s attention to the negotiation of a transaction, and the integration of the operations and personnel of the acquired institution;

•	the incurrence and possible impairment of goodwill associated with an acquisition and possible adverse short-term effects on results of operations; and

•	the risk of loss of key employees and customers.

We may incur substantial costs to expand, and such expansion may not result in the levels of profits we seek. Integration efforts for any future mergers and acquisitions may not be successful and following any future merger or acquisition, after giving it effect, we may not achieve financial results comparable to or better than our historical experience.

The loss of key personnel may adversely affect us.

Our success is, and expected to remain, highly dependent on our senior management team and key loan officers. As a community bank, our management’s extensive knowledge of and relationships in the community generate a significant portion of our business. Successful execution of our growth strategy will continue to place significant demands on our management and the loss of any such person’s services may adversely affect our growth and profitability.

Confidential customer information transmitted through Citizens South Bank’s online banking service is vulnerable to security breaches and computer viruses, which could expose Citizens South Bank to litigation and adversely affect its reputation and ability to generate deposits.

Citizens South Bank provides its customers the ability to bank online. The secure transmission of confidential information over the Internet is a critical element of online banking. Citizens South Bank’s network could be vulnerable to unauthorized access, computer viruses, phishing schemes and other security problems. Citizens South Bank may be required to spend significant capital and other resources to protect against the threat of security breaches and computer viruses, or to alleviate problems caused by security breaches or viruses. To the extent that Citizens South Bank’s activities or the activities of its customers involve the storage and transmission of confidential information, security breaches and viruses could expose Citizens South Bank to claims, litigation and other possible liabilities. Any inability to prevent security breaches or computer viruses could also cause existing customers to lose confidence in Citizens South Bank’s systems and could adversely affect its reputation and its ability to generate deposits.

Risks Relating to the Common Stock

The price of our common stock may fluctuate significantly, and this may make it difficult for you to resell shares of common stock owned by you at times or at prices you find attractive.

The price of our common stock on the NASDAQ Global Market constantly changes. We expect that the market price of our common stock will continue to fluctuate and there can be no assurances about the market prices for our common stock.

Our stock price may fluctuate as a result of a variety of factors, many of which are beyond our control. These factors include:

•	our past and future dividend practice;

•	our financial condition, performance, creditworthiness and prospects;

•	quarterly variations in our operating results or the quality of our assets;

•	operating results that vary from the expectations of management, securities analysts and investors;

•	changes in expectations as to our future financial performance;

•	announcements of innovations, new products, strategic developments, significant contracts, acquisitions and other material events by us or our competitors;

•	the operating and securities price performance of other companies that investors believe are comparable to us;

•	future sales of our equity or equity-related securities;

•	the credit, mortgage and housing markets, the markets for securities relating to mortgages or housing, and developments with respect to financial institutions generally; and

•

changes in global financial markets and global economies and general market conditions, such as interest or foreign exchange rates, stock, commodity or real estate valuations or volatility and other geopolitical, regulatory or judicial events.

Future sales or other dilution of our equity may adversely affect the market price of our common stock, or may not be available to us on reasonable terms when needed.

Except as described under “Underwriting,” we are not restricted from issuing additional common stock, including any securities that are convertible into or exchangeable for, or that represent the right to receive, common stock, and our stockholders do not have preemptive rights with respect to any such future issuances.

The market price of our common stock could decline as a result of sales of shares of our common stock made after this offering, the issuance of shares as consideration for acquisitions or the perception that such sales could occur. Because our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings. Thus, our stockholders bear the risk of our future offerings reducing the market price of our common stock and diluting their stock holdings in us. Alternatively, additional capital may not be available to us on reasonable terms if we needed to raise additional capital, which could restrict our ability to raise capital.

You may not receive dividends on our common stock.

Holders of our common stock are only entitled to receive such dividends as our Board of Directors may declare out of funds legally available for such payments. Furthermore, holders of our common stock are subject to the prior dividend rights of any holders of our preferred stock at any time outstanding or depositary shares representing such preferred stock then outstanding. As of September 30, 2009, 20,500 shares of our Series A Preferred Stock were issued and held by the U.S. Department of the Treasury under the CPP. Although we have historically declared cash dividends on our common stock, we are not required to do so and may further reduce or eliminate our common stock dividend in the future. This could adversely affect the market price of our common stock.

Our results of operations and our ability to fund dividend payments on our common stock and all payments on our other obligations depends upon the results of operations of our subsidiaries.

We are a holding company that conducts substantially all of our operations through our banking subsidiary, Citizens South Bank. As a result, our ability to make dividend payments on our common stock will depend primarily upon the receipt of dividends and other distributions from Citizens South Bank. There are various regulatory restrictions on the ability of Citizens South Bank to pay dividends or make other payments to us. In particular, dividend and other distributions from Citizens South Bank to our holding company would require notice to or approval of the Office of Thrift Supervision. There can be no assurances that we would receive such approval.

In addition, our right to participate in any distribution of assets of our subsidiaries upon its liquidation or otherwise, and thus your ability as a holder of the common stock to benefit indirectly from such distribution, will be subject to the prior claims of creditors of our subsidiaries, except to the extent that any of our claims as a creditor of our subsidiaries may be recognized. As a result, our common stock will effectively be subordinated to all existing and future liabilities and obligations of our subsidiaries.

As of September 30, 2009, Citizens South Bank’s total deposits and borrowings were $601.6 million and $110.7 million, respectively.

Offerings of debt, which would be senior to our common stock upon liquidation, and/or preferred equity securities which may be senior to our common stock for purposes of dividend distributions or upon liquidation, may adversely affect the market price of our common stock.

We may attempt to increase our capital resources or, if Citizens South Bank’s capital ratios fall below the required minimums, we or Citizens South Bank could be forced to raise additional capital by making additional offerings of debt or preferred equity securities, including medium-term notes, trust preferred securities, senior or subordinated notes and preferred stock. Upon liquidation, holders of our debt securities and shares of preferred stock and lenders with respect to other borrowings will receive distributions of our available assets prior to the holders of our common stock. Additional equity offerings may dilute the holdings of our existing stockholders or reduce the market price of our common stock, or both. Holders of our common stock are not entitled to preemptive rights or other protections against dilution.

Our Board of Directors is authorized to issue one or more classes or series of preferred stock from time to time without any action on the part of the stockholders. Our Board of Directors also has the power, without stockholder approval, to set the terms of any such classes or series of preferred stock that may be issued, including voting rights, dividend rights, and preferences over our common stock with respect to dividends or upon our dissolution, winding-up and liquidation and other terms. If we issue preferred stock in the future that has a preference over our common stock with respect to the payment of dividends or upon our liquidation, dissolution, or winding up, or if we issue preferred stock with voting rights that dilute the voting power of our common stock, the rights of holders of our common stock or the market price of our common stock could be adversely affected.

Because our management will have broad discretion over the use of the net proceeds from this offering, you may not agree with how we use them and the proceeds may not be invested successfully.

Our management will have broad discretion as to the use of the offering proceeds. Accordingly, you will be relying on the judgment of our management with regard to the use of these net proceeds, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. It is possible that the proceeds will be invested in a way that does not yield a favorable, or any, return to us.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following is our selected consolidated financial information at the dates and for the periods indicated. The information at December 31, 2008 and 2007 and for the years ended December 31, 2008, 2007 and 2006 is derived in part from, and should be read together with our audited consolidated financial statements and notes thereto incorporated by reference into this prospectus. The information at December 31, 2006, 2005 and 2004 and for the years ended December 31, 2005 and 2004 is derived in part from our audited consolidated financial statements that are not incorporated by reference into this prospectus. The information at September 30, 2009 and 2008 and for the nine months ended September 30, 2009 and 2008 is unaudited. The results of operations for the nine months ended September 30, 2009 are not necessarily indicative of the results to be achieved for the year ending December 31, 2009. Ratios for the nine months ended September 30, 2009 and 2008 are annualized, where appropriate.

	At September 30, 2009	At December 31,
		2008	2007	2006	2005	2004
	(In thousands)
Selected Balance Sheet Data:
Total assets	$820,608	$817,213	$779,140	$743,370	$701,094	$508,961
Loans receivable, net of deferred fees	616,793	626,688	559,956	515,402	473,336	317,156
Mortgage-backed and related securities	48,883	80,275	69,893	60,691	70,236	81,169
Investment securities	41,291	28,905	46,519	65,326	53,429	52,407
Intangible assets	30,282	30,525	31,037	31,666	32,424	7,560
Deposits	601,614	581,488	590,765	562,802	517,544	374,744
Borrowings	110,711	124,365	96,284	85,964	91,342	55,772
Common stockholders’ equity	83,421	84,213	84,033	85,961	84,258	72,394
Total stockholders’ equity	103,990	104,720	84,033	85,961	84,258	72,394

	At or For the Nine Months Ended September 30,		At or For the Years Ended December 31,
	2009	2008	2008	2007	2006	2005	2004
	(Dollars in thousands, except Per Share Data)
Income Statement Data:
Interest income	$28,845	$32,261	$42,608	$46,735	$42,919	$26,948	$21,110
Interest expense	12,995	17,180	22,406	26,500	22,279	11,469	7,943

Net interest income	15,850	15,081	20,202	20,235	20,640	15,479	13,167
Provision for loan losses	6,825	1,815	3,275	1,290	1,165	985	330

Net interest income after provision for loan losses	9,025	13,266	16,927	18,945	19,475	14,494	12,837
Noninterest income	5,766	4,765	6,019	6,562	6,141	4,441	4,824
Noninterest expense	15,405	14,730	19,226	17,895	17,544	14,339	13,629

Income (loss) before income taxes	(614)	3,301	3,720	7,612	8,072	4,596	4,032
Income tax expense (benefit)	(887)	647	639	1,947	2,617	1,323	1,077

Net income	273	2,654	3,081	5,665	5,455	3,273	2,955
Dividends on preferred stock	774	—	—	—	—	—	—

Net income (loss) available to common stockholders	$(501)	$2,654	$3,081	$5,665	$5,455	$3,273	$2,955

	At or For the Nine Months Ended September 30,		At or For the Years Ended December 31,
	2009	2008	2008	2007	2006	2005	2004
	(Dollars in thousands, except Per Share Data)
Per Common Share Data:
Net income (loss) available to common stockholders, basic	$(0.07)	$0.36	$0.42	$0.74	$0.68	$0.45	$0.39
Net income (loss) available to common stockholders, diluted	(0.07)	0.36	0.42	0.73	0.67	0.45	0.38
Cash dividends declared	0.165	0.255	0.34	0.32	0.30	0.28	0.26
Period-end book value	11.08	11.02	11.21	11.05	10.61	10.16	9.74
Tangible book value per share (1)	7.06	6.84	7.15	6.96	6.69	6.25	8.72
Basic weighted average shares outstanding	7,405,199	7,380,236	7,374,051	7,688,022	8,017,956	7,207,368	7,611,022
Diluted weighted average shares outstanding	7,405,199	7,414,274	7,392,472	7,753,940	8,096,276	7,298,219	7,712,670

Selected Performance Ratios:
Return on average assets	(0.08)%	0.45%	0.39%	0.75%	0.76%	0.60%	0.59%
Return on average common equity	(0.80)	4.25	3.62	6.68	6.42	4.40	3.78
Dividend payout ratio	(235.71)	70.83	80.95	43.24	44.12	62.22	66.67
Efficiency ratio	71.27	74.22	73.32	66.78	65.51	71.98	74.13
Net interest margin	2.85	2.88	2.85	3.06	3.30	3.23	2.98

Asset Quality Ratios:
Allowance for loan losses to total loans	1.54%	1.12%	1.28%	1.10%	1.12%	1.08%	0.95%
Allowance for loan losses to nonperforming loans	88.79	210.74	264.71	339.07	191.43	200.08	320.19
Net charge-offs to average loans			0.23	0.17	0.10	0.12	0.09
Nonperforming loans to total loans	1.73	0.53	0.48	0.32	0.58	0.54	0.30
Nonperforming assets to total assets	1.72	0.55	0.69	0.30	0.42	0.53	0.34
Nonperforming assets to total loans and other real estate owned	2.28	0.72	0.89	0.42	0.61	0.78	0.55

Capital Ratios:
Tangible equity to tangible assets at period end (1)	9.33%	6.59%	9.43%	7.08%	7.63%	7.75%	12.93%
Tangible common equity to tangible assets at period end (2)	6.72	6.59	6.83	7.08	7.63	7.75	12.93

Bank-only Regulatory Capital Ratios:
Tier 1 leverage ratio	10.53%	8.41%	10.40%	8.74%	9.11%	9.47%	11.95%
Tier 1 risk-based ratio	13.26	9.76	12.01	10.25	10.81	11.18	16.30
Total risk-based ratio	14.41	10.79	13.07	11.21	11.81	12.08	17.12

(1)	Tangible equity is defined as total stockholders’ equity less recorded goodwill and other intangible assets. Tangible equity was $73.7 million, $52.2 million, $74.2 million, $53.0 million, $54.3 million, $51.8 million and $64.8 million at September 30, 2009 and 2008 and December 31, 2008, 2007, 2006, 2005 and 2004, respectively.
(2)	Until December 2008, tangible common equity equaled tangible equity. Reflects preferred equity of $20.6 million and $20.5 million at September 30, 2009 and December 31, 2008, respectively.

RECENT DEVELOPMENTS

On October 19, 2009, we announced our third quarter financial results. During the third quarter and nine months ended September 30, 2009, we actively reduced our exposure in our residential construction and land acquisition and development loan portfolio and strengthened our balance sheet by increasing our provisions for loan losses. As a result of these actions and the current economic environment, we recorded a net loss of $759,000, or $0.10 per diluted share, for the third quarter ended September 30, 2009, compared to net income of $822,000, or $0.11 per diluted share, for the third quarter ended September 30, 2008 and net income of $55,000, at $0.01 per diluted share, for the second quarter ended June 30, 2009.

Loan Portfolio

Outstanding loans decreased during the nine months ended September 30, 2009 by $9.9 million to $616.8 million, caused primarily by a decrease in construction loans. The table set forth below provides detail on our loan portfolio.

Category	As of September 30, 2009
(In thousands)
One- to four-family residential permanent	$85,591
Construction	29,663
Commercial real estate	344,987
Commercial business	39,824
Consumer	116,682
Other	46

Total	$616,793

As of September 30, 2009, construction loans were only 4.8% of total loans. Within construction loans, One- to four-family non-owner occupied loans were only 2.8% of total loans.

Construction	As of September 30, 2009
(In millions)
One- to four-family residential owner-occupied	$1.0
One- to four-family residential speculative	17.1
Commercial construction	11.6

Total	$29.7

During the nine months ended September 30, 2009, we reduced our exposure to acquisition and development loans such that as of September 30, 2009, acquisition and development loans were 11.7% of total commercial real estate loans and only 6.5% of total loans. The table set forth below provides detail on our commercial real estate loans.

Commercial Real Estate	As of September 30, 2009
(In millions)
Office space	$95.7
Retail shopping	46.6
Commercial land	43.7
Acquisition and development	40.3
Commercial one- to four-family (rental)	29.4
Churches	24.6
Industrial / warehouse	20.4
Multifamily (5+ residential properties)	20.0
Other real estate	16.0
Restaurant	7.3
Hotel / motel	1.0

Total	$345.0

We expect to continue our efforts to reduce our exposure to acquisition and development loans for the remainder of 2009. However, we expect to gain market share in selective loan categories as a result of market disruptions stemming from a number of recently completed and announced mergers in the Charlotte market and with our expansion directly into the Mecklenburg County, North Carolina market.

Credit Quality

The continued softening in the Charlotte regional economic environment has resulted in increased levels of delinquent loans resulting in credit quality ratios that remain above our historical averages. However, the ratios continue to compare favorably to our peers. During the third quarter of 2009, nonperforming assets, which include nonperforming loans and other real estate owned, increased by $1.6 million to $14.1 million, or 1.72% of total assets at September 30, 2009, as compared to $12.5 million, or 1.49% of total assets, at June 30, 2009, and $4.5 million, or 0.55% of total assets at September 30, 2008. We are confident that our levels of nonperforming assets are manageable.

The table below sets forth our nonperforming loans by type:

Nonperforming Loans	As of September 30, 2009
(In thousands)
One- to four- family residential permanent	$345
Construction	1,554
Commercial real estate	7,591
Commercial business	107
Consumer	1,101
Other	—

Total	$10,698

In addition, our nonperforming commercial real estate loans are broken down further in the table below:

Nonperforming Commercial Real Estate	As of September 30, 2009
(In thousands)
Office space	$700
Retail shopping	385
Commercial land	1,884
Acquisition and development	3,510
Commercial one- to four- family (Rental)	—
Churches	—
Industrial / warehouse	—
Multifamily (5+ residential properties)	—
Other real estate	1,112
Restaurant	—
Hotel / motel	—

Total	$7,591

Due to the continuing general weakness in the economy and an increase in our nonperforming loans, we increased our provision for loan losses during the third quarter of 2009 to $4.0 million as compared to $2.0 million during the second quarter of 2009 and $720,000 during the third quarter of 2008. At September 30, 2009, our allowance for loan losses amounted to $9.5 million, or 1.54% of total loans, as compared to $8.7 million, or 1.38% of total loans at June 30, 2009, and $7.0 million, or 1.12% of total loans at September 30, 2008. Net charge-offs for the third quarter totaled $3.2 million, or 0.51% of average loans.

Deposits

Total deposits increased by $20.1 million, or 3.5%, during the first nine months of 2009 to $601.6 million at September 30, 2009. This growth was driven by demand deposit accounts, which increased by $25.1 million, or 20.43%, to $147.8 million at September 30, 2009. This strong growth was caused in part by positive publicity that we received during the first quarter of 2009 relating to our nationally recognized program for utilization of TARP funds for low interest mortgage loans. The strong growth was also partly attributable to retail and commercial demand deposit account incentives, enhanced treasury management services, and increased market share due to merger disruptions of our competitors.

Investment Securities

The following table provides a breakout of our securities portfolio. As of September 30, 2009 we had investment securities available for sale of $79.1 million and investment securities held-to-maturity of $11.1 million.

Securities	As of September 30, 2009
(In thousands)
U.S. Agencies	$17,037
Municipal bonds	21,338
Corporate bonds	1,563
Trust preferred	241
Equity	1,113
Government agency mortgage-backed securities	48,882

Total	$90,174

Capital

Despite the weak economic conditions that our industry is facing, our capital position continues to be a source of strength during these uncertain times. Citizen South Bank’s capital ratios continue to exceed all regulatory measures and Citizens South Bank is considered “well-capitalized” for regulatory purposes. Citizens South Bank’s total risk-based capital ratio was 14.41% as of September 30, 2009, as compared to 10.79% as of September 30, 2008.

Net Interest Margin

Our net interest margin was 2.96% for the third quarter of 2009, as compared to 2.85% for the second quarter of 2009. This 11 basis point increase in the linked-quarter net interest margin was largely due to a 24 basis point decrease in our cost of funds. We have been focused on increasing core checking accounts, which has contributed to this decrease in cost of funds. In addition, higher-costing time deposits that matured during the third quarter repriced at lower rates and contributed to the lower cost of funds. Our interest-bearing deposit rates declined by 28 basis points from 2.33% for the quarter ended June 30, 2009, to 1.95% for the third quarter 2009.

Noninterest Income and Noninterest Expense

Noninterest income for the third quarter of 2009 increased $1.0 million, or 67.62%, as compared to the third quarter of 2008, primarily as a result of a $972,000 net gain on the sale of $26.4 million of investment securities during the third quarter of 2009, as compared to a net gain of $13,000 during the third quarter of 2008. In addition, we experienced a $46,000 increase in mortgage banking income and a $57,000 increase in service charges on deposits. Mortgage banking activity increased, primarily due to a higher level of refinancings as a result of lower market rates for mortgage loans. Service charges on deposits increased due to the growth in the number and amount of core checking accounts.

Noninterest income for the third quarter of 2009 also reflected a $333,000 other-than-temporary impairment charge on a $1.0 million trust preferred collateralized debt obligation. The carrying balance on this security has been reduced to $199,000.

Noninterest expense increased by $84,000, or 1.63%, during the comparable third quarter period. This increase was primarily due to a $207,000 increase in our Federal Deposit Insurance Corporation deposit insurance expense. The increase in Federal Deposit Insurance Corporation insurance premiums was due to the fact that the Federal Deposit Insurance Corporation revised the formula for calculating deposit insurance premiums in an effort to replenish the deposit insurance fund, resulting in higher deposit insurance premiums.

USE OF PROCEEDS

We expect to receive net proceeds from the sale of common stock offered hereby of approximately $             million (or approximately $             million if the underwriters exercise their over-allotment option in full), after deducting underwriting discounts and commissions and estimated expenses payable by us.

We intend to use the net proceeds for general corporate purposes and we may contribute some portion of the net proceeds in the form of capital to Citizens South Bank, which will use any such amount for general corporate purposes, including for anticipated balance sheet growth both organically, such as through establishing new branches, or by acquiring branches or other financial institutions, including possible future acquisitions of failed institutions that the Federal Deposit Insurance Corporation has placed into receivership.

We also intend to use approximately $20.5 million of the net proceeds to redeem 20,500 shares of our Series A Preferred Stock which we issued to the U.S. Treasury in December 2008 under the TARP Capital Purchase Program. We also intend to redeem the warrant for 428,870 shares of our common stock (which number of shares will be reduced by half following the completion of a qualified equity offering on or prior to December 31, 2009, including this offering), which is also held by the U.S. Treasury. The warrant would be redeemed for its fair market value, as determined by us and the U.S. Treasury. We need the approval of the Office of Thrift Supervision prior to redeeming these securities, which approval we have not currently sought to obtain.

We expect that Citizens South Bank will continue to have capital ratios that meet or exceed “well capitalized” levels after giving effect to this offering.

CAPITALIZATION

The following table sets forth our unaudited consolidated capitalization as of September 30, 2009, and our as adjusted unaudited consolidated capitalization reflecting the issuance of the shares of common stock offered hereby. You should read the following table with the consolidated financial statements and notes, which are incorporated by reference into this prospectus. The as adjusted information assumes the offering had been completed as of September 30, 2009, and further assumes:

•	the sale of shares of our common stock at a price of $ per share;

•	the net proceeds to us in this offering, after deducting underwriting discounts and commissions and estimated offering expenses payable by us in this offering of $ , are $ ; and

•	the underwriters’ over-allotment option is not exercised.

	As of September 30, 2009
	Actual	As Adjusted
	(dollars in thousands, except per share data)
Preferred stock, $0.01 par value, 1,000,000 shares authorized; Series A, cumulative perpetual preferred stock, $1,000 liquidation value, 20,500 shares issued and outstanding	$20,569		$—
Common stock, $0.01 par value, 20,000,000 shares authorized; 9,062,727 shares issued (and shares as adjusted)	91
Additional paid-in capital	67,696
Unallocated common stock held by Employee Stock Ownership Plan, 123,291 shares	(927)		(927)
Retained earnings	34,270		34,270
Accumulated other comprehensive income	564		564
Treasury stock, at cost, 1,535,873 shares	(18,273)		(18,273)

Total stockholders’ equity	$103,990	$

Book value per share	$11.08	$
Tangible book value per common share (1)	$7.06	$
Tangible common equity to tangible assets (2)	6.72%		%
Regulatory capital ratios (Citizens South Bank only):
Tier 1 leverage ratio	10.53%		%
Tier 1 risk-based ratio	13.26%		%
Total risk-based ratio	14.41%		%

(1)	Tangible book value per common share is defined as total stockholders’ equity, less outstanding preferred stock, reduced by recorded goodwill and other intangible assets ($30.3 million as of September 30, 2009) divided by total common shares outstanding.
(2)	Tangible common equity to tangible assets is defined as total stockholders’ equity, less outstanding preferred stock, reduced by recorded goodwill and other intangible assets divided by total assets reduced by goodwill and other intangible assets.

If the underwriters’ over-allotment option is exercised in full, common stock, additional paid-in capital and total stockholders’ equity will increase to $             , $             and $             , respectively.

PRICE RANGE OF COMMON STOCK AND DIVIDENDS

Our common stock trades on the NASDAQ Global Market under the trading symbol “CSBC.” As of October 23, 2009, there were 7,526,854 shares of our common stock issued and outstanding, and 1,596 stockholders of record. The following table provides the high and low closing sales price per share of common stock during the periods indicated, as reported on the NASDAQ Global Market, and dividends paid per share of common stock during such periods.

	High	Low	Dividends per Share
Year Ended December 31, 2007:
First Quarter	$13.40	$12.13	$0.075
Second Quarter	13.00	12.38	0.08
Third Quarter	12.99	12.09	0.08
Fourth Quarter	12.33	9.72	0.08

Year Ended December 31, 2008
First Quarter	$11.03	$9.21	$0.08
Second Quarter	10.06	7.42	0.085
Third Quarter	8.24	7.03	0.085
Fourth Quarter	7.90	5.75	0.085

Year Ending December 31, 2009
First Quarter	$6.85	$3.86	$0.085
Second Quarter	6.00	4.65	0.04
Third Quarter	6.50	4.35	0.04
Fourth Quarter (through , 2009)

The last reported sales price per share of our common stock on October 23, 2009, as reported by the NASDAQ Global Market, was $5.99.

The amount of future dividends will depend on earnings, financial condition, capital requirements and other factors, and will be determined by our Board of Directors on a quarterly basis. In addition, there are certain restrictions on the payment of dividends imposed by federal banking laws, regulations and authorities. For a description of these restrictions, see “Item 1. Business—Supervision and Regulation” in our Annual Report on Form 10-K for the year ended December 31, 2008, which is incorporated by reference into this prospectus. In addition, prior to December 12, 2011, unless we have redeemed the Series A Preferred Stock or the U.S. Treasury has transferred the Series A Preferred Stock to a third party, the approval of the U.S. Treasury will be required for us to increase our common stock dividend or repurchase our common stock or other equity or capital securities, other than in certain circumstances. Please see the section in this prospectus entitled “Description of Capital Stock of Citizens South Banking Corporation.”

DESCRIPTION OF CAPITAL STOCK OF CITIZENS SOUTH BANKING CORPORATION

The following section is a summary and does not describe every right, term or condition of owning our common stock. We urge you to read our certificate of incorporation, bylaws and the Delaware General Corporation Law (“DGCL”) because they describe your rights as a holder of our common stock. We have filed our certificate of incorporation and bylaws as exhibits to the registration statement that contains this prospectus. See “Where You Can Find More Information.” The information in this prospectus is qualified in all respects by reference to the provisions of our certificate of incorporation, bylaws and the DGCL.

As of the date of this prospectus, our authorized capital stock consists of 20,000,000 shares of common stock, par value $0.01 per share, and 1,000,000 shares of preferred stock, par value $0.01 per share. As of October 23, 2009, there were 7,526,854 shares of our common stock issued and outstanding and 20,500 shares of our Series A Preferred Stock issued and outstanding. Each share of our common stock has the same relative rights as, and is identical in all respects with, each other share of common stock.

Our common stock is traded on the NASDAQ Global Market. The transfer agent and registrar for our common stock is The Registrar and Transfer Company, Cranford, New Jersey.

Our common stock represents non-withdrawable capital, is not an account of an insurable type, and is not insured by the Federal Deposit Insurance Corporation or any other government agency.

Common Stock

Dividends

We may pay dividends out of statutory surplus or from net earnings if, as and when declared by our Board of Directors. The payment of dividends by us is subject to limitations that are imposed by law and applicable regulation. The holders of our common stock will be entitled to receive and share equally in dividends as may be declared by our Board of Directors out of funds legally available therefor. If we issue shares of preferred stock, the holders thereof may have a priority over the holders of our common stock with respect to dividends.

Voting Rights

The holders of our common stock have exclusive voting rights with respect to Citizens South Banking Corporation. They elect our Board of Directors and act on other matters as are required to be presented to them under Delaware law or as are otherwise presented to them by our Board of Directors. Each holder of common stock is entitled to one vote per share except that in no event will any record owner of any outstanding common stock which is beneficially owned, directly or indirectly, by a person who beneficially owns more than 10% of the then outstanding shares of common stock, be entitled or permitted to vote any of the shares held in excess of the 10% limit. Each holder of common stock will not have any right to cumulate votes in the election of directors. If we issue shares of preferred stock, holders of the preferred stock may also possess voting rights. Certain matters require an 80% stockholder vote.

Liquidation

In the event of any liquidation, dissolution or winding up of Citizens South Bank, Citizens South Banking Corporation, as the holder of 100% of Citizens South Bank’s capital stock, would be entitled to receive, after payment or provision for payment of all debts and liabilities of Citizens South Bank, including all deposit accounts and accrued interest thereon, and after distribution of the balance in the special liquidation account to eligible account holders and supplemental eligible account holders, all assets of Citizens South Bank available for distribution. In the event of liquidation, dissolution or winding up of Citizens South Banking Corporation, the holders of our common stock would be entitled to receive, after payment or provision for payment of all our debts and liabilities, all of our assets that are available for distribution. Holders of our Series A Preferred Stock are entitled to receive distributions in priority over the holders of common stock in the event of liquidation or dissolution. Holders of future issuances of preferred stock may have a priority over the holders of the common stock in the event of liquidation or dissolution.

Preemptive Rights

Holders of our common stock are not entitled to preemptive rights with respect to any shares that may be issued.

Preferred Stock

General

Preferred stock may be issued with such preferences and designations as our Board of Directors may from time to time determine. Our Board of Directors may, without stockholder approval, issue shares of preferred stock with voting, dividend, liquidation and conversion rights that could dilute the voting strength of the holders of our common stock and may assist management in impeding an unfriendly takeover or attempted change in control.

Series A Preferred Stock

On December 12, 2008, we issued and sold to the U.S. Treasury 20,500 shares of Series A Preferred Stock and a warrant to purchase 428,870 shares of our common stock. The Series A Preferred Stock pays cumulative dividends at a rate of 5% per annum for the first five years and thereafter at a rate of 9% per annum and has a liquidation amount of $1,000 per share. Under the terms of the original CPP, we could not redeem the Series A Preferred Stock prior to December 12, 2011, except with the proceeds from a qualified equity offering. However, upon the enactment in February 2009 of the American Recovery and Reinvestment Act of 2009, we may now redeem the Series A Preferred Stock at any time, and without regard to having proceeds from a qualified equity offering, subject to consultation with our primary federal regulator, the Office of Thrift Supervision. In addition, the terms of the CPP prohibit us from increasing the dividends on our common stock as well as from making repurchases of our common stock without the U.S. Treasury’s consent prior to December 12, 2011, unless we have fully redeemed the Series A Preferred Stock. The Series A Preferred Stock is non-voting. Prior to December 12, 2011, and unless we have redeemed all of the Series A Preferred Stock or the U.S. Treasury has transferred all of the shares of our Series A Preferred Stock to a third party, the approval of the U.S. Treasury will be required for us to increase our common stock dividend or repurchase our common stock or other equity or capital securities, other than in certain circumstances.

In connection with the issuance of our Series A Preferred Stock, we also issued a warrant for 428,870 shares of our common stock to the U.S. Treasury. If we elect to repurchase our Series A Preferred Stock, we will also have the right to repurchase the related warrant at fair market value. If we raise capital in an amount at least equal to the original amount of the U.S. Treasury’s investment through a qualified equity offering on or prior to December 31, 2009, including this offering, the number of shares the warrant is exercisable for will be reduced by half. If we elect to repurchase our Series A Preferred Stock but do not elect to repurchase the related warrant, we will be required to issue a substitute warrant to the U.S. Treasury that the U.S. Treasury may exercise or transfer to a third party.

Certain Provisions of Our Certificate of Incorporation and Bylaws

The following discussion is a general summary of the material provisions of our certificate of incorporation and bylaws and certain other regulatory provisions that may be deemed to have an “anti-takeover” effect. The following description of certain of these provisions is necessarily general and, with respect to provisions contained in our certificate of incorporation and bylaws, reference should be made in each case to the document in question.

Our certificate of incorporation and bylaws contain a number of provisions, relating to corporate governance and rights of stockholders, that may discourage future takeover attempts. As a result, stockholders who desire to participate in such transactions may not have an opportunity to do so. In addition, these provisions will also render the removal of our Board of Directors or management more difficult.

Directors

Our Board of Directors is divided into three classes. The members of each class will be elected for a term of three years and only one class of directors will be elected annually. Thus, it would take at least two annual elections to replace a majority of our Board of Directors. Further, the bylaws impose notice and information requirements in connection with the nomination by stockholders of candidates for election to our Board of Directors or the proposal by stockholders of business to be acted upon at an annual meeting of stockholders.

Restrictions on Call of Special Meetings

Our certificate of incorporation and bylaws provide that special meetings of stockholders can be called only by our Board of Directors pursuant to a resolution adopted by a majority of the total number of authorized directorships. Stockholders are not authorized to call a special meeting of stockholders.

Prohibition of Cumulative Voting

Our certificate of incorporation prohibits cumulative voting for the election of directors.

Limitation of Voting Rights

Our certificate of incorporation provides that in no event will any record owner of any outstanding common stock which is beneficially owned, directly or indirectly, by a person who beneficially owns more than 10% of the then outstanding shares of common stock, be entitled or permitted to vote any of the shares held in excess of the 10% limit.

Restrictions on Removing Directors from Office

Our certificate of incorporation provides that directors may only be removed for cause, and only by the affirmative vote of the holders of at least 80% of the voting power of all of our then-outstanding common stock entitled to vote (after giving effect to the limitation on voting rights discussed above in “Limitation of Voting Rights”).

Authorized but Unissued Shares

We have authorized but unissued shares of common and preferred stock. Our certificate of incorporation authorizes 1,000,000 shares of serial preferred stock. We are authorized to issue preferred stock from time to time in one or more series subject to applicable provisions of law, and our Board of Directors is authorized to fix the designations, and relative preferences, limitations, voting rights, if any, including without limitation, offering rights of such shares (which could be multiple or as a separate class). In the event of a proposed merger, tender offer or other attempt to gain control of Citizens South Banking Corporation that is not approved by our Board of Directors, it may be possible for our Board of Directors to authorize the issuance of a series of preferred stock with rights and preferences that would impede the completion of such transaction. Accordingly, an effect of the possible issuance of preferred stock may be to deter a future attempt to gain control of Citizens South Banking Corporation.

Amendments to Certificate of Incorporation and Bylaws

Amendments to our certificate of incorporation must be approved by our Board of Directors and also by a majority of the outstanding shares of our voting stock, provided that approval by at least 80% of the outstanding voting stock is generally required to amend certain provisions, including:

(i)	The limitation on voting rights of persons who directly or indirectly offer to acquire the beneficial ownership of more than 10% of any class of equity security of Citizens South Banking Corporation;

(ii)	The inability of stockholders to act by written consent;

(iii)	The inability of stockholders to call special meetings of stockholders;

(iv)	The division of our Board of Directors into three staggered classes;

(v)	The ability of our Board of Directors to fill vacancies on our Board;

(vi)	The inability to deviate from the manner prescribed in the bylaws by which stockholders nominate directors and bring other business before meetings of stockholders;

(vii)	The requirement that at least 80% of stockholders must vote to remove directors, and can only remove directors for cause;

(viii)	The ability of our Board of Directors to amend and repeal our bylaws; and

(ix)	The ability of our Board of Directors to evaluate a variety of factors in evaluating offers to purchase or otherwise acquire us.

Our bylaws may be amended by the affirmative vote of a majority of our Board of Directors or, subject to the voting rights of the holders of the Series A Preferred Stock (if applicable), the affirmative vote of at least 80% of the total votes eligible to be voted at a duly constituted meeting of stockholders.

CERTAIN UNITED STATES TAX CONSEQUENCES TO

NON-U.S. HOLDERS OF COMMON STOCK

This section summarizes certain United States federal income and estate tax consequences of the ownership and disposition of common stock by a non-U.S. holder. You are a non-U.S. holder if you are, for United States federal income tax purposes:

•	a nonresident alien individual;

•	a foreign corporation; or

•	an estate or trust that in either case is not subject to United States federal income tax on a net income basis on income or gain from common stock.

This section does not consider the specific facts and circumstances that may be relevant to a particular non-U.S. holder and does not address the treatment of a non-U.S. holder under the laws of any state, local or foreign taxing jurisdiction. This section is based on the tax laws of the United States, including the Internal Revenue Code of 1986, as amended, existing and proposed regulations, and administrative and judicial interpretations, all as currently in effect. These laws are subject to change, possibly on a retroactive basis.

If a partnership holds our common stock, the United States federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership. A partner in a partnership holding our common stock should consult its tax advisor with regard to the United States federal income tax treatment of an investment in our common stock.

You should consult a tax advisor regarding the United States federal tax consequences of acquiring, holding and disposing of our common stock in your particular circumstances, as well as any tax consequences that may arise under the laws of any state, local or foreign taxing jurisdiction.

Dividends

Except as described below, if you are a non-U.S. holder of our common stock, dividends paid to you are subject to withholding of United States federal income tax at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate. Even if you are eligible for a lower treaty rate, we and other payors will generally be required to withhold at a 30% rate (rather than the lower treaty rate) on dividend payments to you, unless you have furnished to us or another payor:

•

a valid Internal Revenue Service Form W-8BEN or an acceptable substitute form upon which you certify, under penalties of perjury, your status as (or, in the case of a United States alien holder that is a partnership or an estate or trust, such forms certifying the status of each partner in the partnership or beneficiary of the estate or trust as) a non-United States person and your entitlement to the lower treaty rate with respect to such payments; or

•

in the case of payments made outside the United States to an offshore account (generally, an account maintained by you at an office or branch of a bank or other financial institution at any location outside the United States), other documentary evidence establishing your entitlement to the lower treaty rate in accordance with U.S. Treasury regulations.

If you are eligible for a reduced rate of United States withholding tax under a tax treaty, you may obtain a refund of any amounts withheld in excess of that rate by filing a refund claim with the United States Internal Revenue Service.

If dividends paid to you are “effectively connected” with your conduct of a trade or business within the United States, and, if required by a tax treaty, the dividends are attributable to a permanent establishment that you maintain in the United States, we and other payors generally are not required to withhold tax from the dividends, provided that you have furnished to us or another payor a valid Internal Revenue Service Form W-8ECI or an acceptable substitute form upon which you represent, under penalties of perjury, that:

•	you are a non-United States person; and

•	the dividends are effectively connected with your conduct of a trade or business within the United States and are includible in your gross income.

“Effectively connected” dividends are taxed at rates applicable to United States citizens, resident aliens and domestic United States corporations.

If you are a corporate non-U.S. holder, “effectively connected” dividends that you receive may, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate.

Gain on Disposition of Common Stock

If you are a non-U.S. holder, you generally will not be subject to United States federal income tax on gain that you recognize on a disposition of our common stock unless:

•

The gain is effectively connected with a trade or business carried on by the non-U.S. holder within the United States (and, if required by an applicable tax treaty, is attributable to a U.S. permanent establishment of such non-U.S. holder);

•	you are an individual, you hold our common stock as a capital asset, you are present in the United States for 183 or more days in the taxable year of the sale and certain other conditions exist; or

•

we are or have been a United States real property holding corporation for federal income tax purposes and you held, directly or indirectly, at any time during the five-year period ending on the date of disposition, more than 5% of our common stock and you are not eligible for any treaty exemption.

If you are a corporate non-U.S. holder, “effectively connected” gains that you recognize may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate.

We have not been, are not and do not anticipate becoming, a United States real property holding corporation for United States federal income tax purposes.

Federal Estate Taxes

Common stock held by a non-U.S. holder at the time of death will be included in the holder's gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Backup Withholding and Information Reporting

If you are a non-U.S. holder, you are generally exempt from backup withholding and information reporting requirements with respect to:

•	dividend payments; and

•	the payment of the proceeds from the sale of common stock effected at a United States office of a broker,

as long as the income associated with such payments is otherwise exempt from United States federal income tax, and:

•	the payor or broker does not have actual knowledge or reason to know that you are a United States person and you have furnished to the payor or broker:

•

a valid Internal Revenue Service Form W-8BEN or an acceptable substitute form upon which you certify, under penalties of perjury, that you are (or, in the case of a non-U.S. holder that is a partnership or an estate or trust, such forms certifying that each partner in the partnership or beneficiary of the estate or trust is) a non-United States person; or

•	other documentation upon which it may rely to treat the payments as made to a non-United States person in accordance with U.S. Treasury regulations; or

•	you otherwise establish an exemption.

Payment of the proceeds from the sale of common stock effected at a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, a sale of common stock that is effected at a foreign office of a broker will be subject to information reporting and backup withholding if:

•	the proceeds are transferred to an account maintained by you in the United States;

•	the payment of proceeds or the confirmation of the sale is mailed to you at a United States address; or

•	the sale has some other specified connection with the United States as provided in U.S. Treasury regulations;

unless the broker does not have actual knowledge or reason to know that you are a United States person and the documentation requirements described above are met or you otherwise establish an exemption.

In addition, a sale of our common stock will be subject to information reporting if it is effected at a foreign office of a broker that is:

•	a United States person;

•	a controlled foreign corporation for United States tax purposes;

•	a foreign person 50% or more of whose gross income is effectively connected with the conduct of a United States trade or business for a specified three-year period; or

•	a foreign partnership, if at any time during its tax year:

•	one or more of its partners are “U.S. persons,” as defined in U.S. Treasury regulations, who in the aggregate hold more than 50% of the income or capital interest in the partnership; or

•	such foreign partnership is engaged in the conduct of a United States trade or business,

unless the broker does not have actual knowledge or reason to know that you are a United States person and the documentation requirements described above are met or you otherwise establish an exemption. Backup withholding will apply if the sale is subject to information reporting and the broker has actual knowledge that you are a United States person.

You generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed your income tax liability by filing a refund claim with the Internal Revenue Service.

CERTAIN ERISA CONSIDERATIONS

This section is only relevant to you if you are an insurance company or the fiduciary of a pension plan or an employee benefit plan proposing to invest in the common stock.

Citizens South Banking Corporation and certain of its affiliates may each be considered a “party in interest” within the meaning of the U.S. Employee Retirement Income Security Act of 1974, as amended, which we call “ERISA,” or a “disqualified person” within the meaning of the U.S. Internal Revenue Code of 1986, as amended, with respect to many employee benefit plans. Prohibited transactions within the meaning of ERISA or the Internal Revenue Code may arise, for example, if the common stock is acquired by or with the assets of a pension or other employee benefit plan for which Citizens South Banking Corporation or any of its affiliates is a service provider, unless those securities are acquired under an exemption for transactions effected on behalf of that plan by a “qualified professional asset manager” or an “in-house asset manager” or under any other available exemption. The assets of a pension or other employee benefit plan may include assets held in the general account of an insurance company that are deemed to be “plan assets” under ERISA.

If you are an insurance company or the fiduciary of a pension plan or an employee benefit plan and propose to invest in the securities described in this prospectus you should consult your legal counsel.

UNDERWRITING

We are offering the shares of our common stock described in this prospectus supplement through Keefe, Bruyette & Woods, Inc., Sandler O’Neill & Partners, L.P. and Howe Barnes Hoefer & Arnett, Inc. Keefe, Bruyette & Woods, Inc. is acting as sole representative of the several underwriters (the “Underwriters”). We have entered into an underwriting agreement with the Underwriters (collectively, the “Underwriting Agreement”). Subject to the terms and conditions of the Underwriting Agreement, each of the Underwriters has severally agreed to purchase the number of shares of common stock, par value $0.01 per share, listed next to its name in the following table:

Underwriters	Number of Shares
Keefe, Bruyette & Woods, Inc.
Sandler O’Neill & Partners, L.P.
Howe Barnes Hoefer & Arnett, Inc.

Our common stock is offered subject to a number of conditions, including receipt and acceptance of the common stock by the Underwriters.

In connection with this offering, the Underwriters or securities dealers may distribute prospectuses electronically.

Over-Allotment Option

We have granted the Underwriters an option to buy              additional shares of our common stock. The Underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with this offering. The Underwriters have 30 days from the date of the Underwriting Agreement to exercise this option.

Commissions and Discounts

Shares of common stock sold by the Underwriters to the public will initially be offered at the offering price set forth on the cover of this prospectus supplement. Any shares of common stock sold by the Underwriters to securities dealers may be sold at a discount of up to $              per share from the public offering price. Any of these securities dealers may resell any shares of common stock purchased from the Underwriters to other brokers or dealers at a discount of up to $              per share from the public offering price. If all of the shares of common stock are not sold at the public offering price, the representative may change the offering price and the other selling terms. Sales of shares of common stock made outside of the United States may be made by affiliates of the Underwriters.

The following table shows the per share and total underwriting discounts and commissions we will pay to the Underwriters, assuming both no exercise and full exercise of the Underwriters’ option to purchase an additional shares of common stock:

	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

We estimate that the total expenses of this offering payable by us, not including the underwriting discounts and commissions but including our reimbursement of certain expenses of the Underwriters, will be approximately $            .

Participation of Executive Officers and Directors in the Offering

Our management, directors, principal stockholders, or their affiliates may acquire shares in this offering. Any purchases by them or their affiliates must be made on the same terms and conditions as purchases by nonaffiliated investors and with a view toward investment, not resale.

No Sales of Similar Securities

Under the Underwriting Agreement, we may not, without the prior written consent of Keefe, Bruyette & Woods, Inc. or subject to limited exceptions, offer, sell, contract to sell or otherwise dispose of or hedge our common stock or securities convertible into or exercisable or exchangeable for our common stock. Our executive officers and our directors have also entered into lock-up agreements with the Underwriters. Under these lock-up agreements, our executive officers and our directors may not, without the prior written approval of Keefe, Bruyette & Woods, Inc. or subject to limited exceptions, offer, sell, contract to sell or otherwise dispose of or hedge our common stock or securities convertible into or exercisable or exchangeable for our common stock. These restrictions under the Underwriting Agreement and these lock-up agreements will be in effect for a period of 90 days after the date of the Underwriting Agreement. At any time and without public notice, Keefe, Bruyette & Woods, Inc. may, in its sole discretion, release all or some of the securities from these lock-up agreements.

Indemnification and Contribution

We have agreed to indemnify the Underwriters and their affiliates and controlling persons against certain liabilities. If we are unable to provide this indemnification, we will contribute to the payments the Underwriters, their affiliates and their controlling persons may be required to make in respect of those liabilities.

The Nasdaq Global Market

Our common stock is quoted on The NASDAQ Global Market under the symbol “CSBC.”

Price Stabilization, Short Positions and Passive Market Making

In connection with this offering, the Underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our common stock, including:

•	stabilizing transactions;

•	short sales;

•	purchases to cover positions created by short sales;

•	imposition of penalties;

•	syndicate covering transactions; and

•	passive market making.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock while this offering is in progress. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the Underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the Underwriters’ option to purchase additional shares in the offering. The Underwriters may close out any covered short position by either exercising their over-allotment option or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the Underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over- allotment option. “Naked” short sales are sales in excess of the over-allotment option. The Underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the Underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in the offering.

Similar to other purchase transactions, the Underwriters’ purchases to cover the short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market.

Neither we nor the Underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor the Underwriters make any representation that the Underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice. The Underwriters may carry out these transactions on The NASDAQ Global Market, in the over-the-counter market or otherwise.

In addition, in connection with this offering the Underwriters may engage in passive market making transactions in our common stock on The NASDAQ Global Market prior to the pricing and completion of this offering. Passive market making consists of displaying bids on The NASDAQ Global Market no higher than the bid prices of independent market makers and making purchases at prices no higher than these independent bids and effected in response to order flow. Net purchases by a passive market maker on each day are generally limited to a specified percentage of the passive market maker’s average daily trading volume in the common stock during a specified period and must be discontinued when such limit is reached. Passive market making may cause the price of our common stock to be higher than the price that otherwise would exist in the open market in the absence of these transactions. If passive market making is commenced, it may be discontinued at any time.

Affiliation

The Underwriters and their affiliates have provided certain commercial banking, financial advisory and investment banking services for us for which they receive fees. In addition, the Underwriters and their affiliates may from time to time in the future engage in transactions with us and perform services for us in the ordinary course of their business.

Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), each Underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

(a)	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b)	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000; and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c)	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive); or

(d)	in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe for the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State, and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

United Kingdom

Each Underwriter has represented and agreed that:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, as amended (the “FSMA”)) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA does not apply to the Issuer; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

VALIDITY OF SECURITIES

The validity of the common stock offered hereby will be passed upon for us by Luse Gorman Pomerenk & Schick, P.C., Washington, D.C. Certain other legal matters will be passed upon for the underwriters by DLA Piper LLP (US), Washington, D.C.

EXPERTS

The consolidated financial statements of Citizens South Banking Corporation incorporated by reference in Citizens South Banking Corporation’s Annual Report on Form 10-K for the year ended December 31, 2008 have been audited by Cherry, Bekaert & Holland, L.L.P., independent registered public accounting firm, as set forth in their reports thereon and incorporated herein by reference.

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby and thereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

             Shares

Citizens South Banking Corporation

Common Stock

Keefe, Bruyette & Woods

Sandler O’Neill + Partners, L.P.

Howe Barnes Hoefer & Arnett

PART II: INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution

The following table sets forth the various expenses, all of which will be borne by Citizens South Banking Corporation (the “Registrant”), in connection with the sale and distribution of the securities being registered, other than the underwriting discounts and commissions. All amounts are estimates except for the SEC registration fee and the FINRA filing fee.

Amount
Registrant’s legal fees and expenses*	$100,000
Registrant’s accounting fees and expenses*	40,000
Printing and EDGAR fees	25,000
SEC registration fee	1,953
FINRA fee	4,000
Transfer agent fees and expenses	10,000
Other	10,000

Total	$190,953

*	Estimated

Item 14.	Indemnification of Directors and Officers

Articles TENTH and ELEVENTH of the Certificate of Incorporation of Citizens South Banking Corporation (the “Corporation”) sets forth circumstances under which directors, officers, employees and agents of the Corporation may be insured or indemnified against liability which they incur in their capacities as such:

TENTH:

A. Each person who was or is made a party or is threatened to be made a party to or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a “proceeding”), by reason of the fact that he or she is or was a Director or an Officer of the Corporation or is or was serving at the request of the Corporation as a Director, Officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan (hereinafter an “indemnitee”), whether the basis of such proceeding is alleged action in an official capacity as a Director, Officer, employee or agent or in any other capacity while serving as a Director, Officer, employee or agent, shall be indemnified and held harmless by the Corporation to the fullest extent authorized by the Delaware General Corporation Law, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than such law permitted the Corporation to provide prior to such amendment), against all expense, liability and loss (including attorneys’ fees, judgments, fines, ERISA excise taxes or penalties and amounts paid in settlement) reasonably incurred or suffered by such indemnitee in connection therewith; provided, however, that, except as provided in Section C hereof with respect to proceedings to enforce rights to indemnification, the Corporation shall indemnify any such indemnitee in connection with a proceeding (or part thereof) initiated by such indemnitee only if such proceeding (or part thereof) was authorized by the Board of Directors of the Corporation.

B. The right to indemnification conferred in Section A of this Article TENTH shall include the right to be paid by the Corporation the expenses incurred in defending any such proceeding in advance of its final disposition (hereinafter an “advancement of expenses”); provided, however, that, if the Delaware General Corporation Law requires, an advancement of expenses incurred by an indemnitee in his or her capacity as a

Director of Officer (and not in any other capacity in which service was or is rendered by such indemnitee, including, without limitation, service to an employee benefit plan) shall be made only upon delivery to the Corporation of an undertaking (hereinafter an “undertaking”), by or on behalf of such indemnitee, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal (hereinafter a “final adjudication”) that such indemnitee is not entitled to be indemnified for such expenses under this Section or otherwise. The rights to indemnification and to the advancement of expenses conferred in Sections A and B of this Article TENTH shall be contract rights and such rights shall continue as to an indemnitee who has ceased to be a Director, Officer, employee or agent and shall inure to the benefit of the indemnitee’s heirs, executors and administrators.

C. If a claim under Section A or B of this Article TENTH is not paid in full by the Corporation within sixty days after a written claim has been received by the Corporation, except in the case of a claim for an advancement of expenses, in which case the applicable period shall be twenty days, the indemnitee may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim. If successful in whole or in part in any such suit, or in a suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the indemnitee shall be entitled to be paid also the expense of prosecuting or defending such suit. In (i) any suit brought by the indemnitee to enforce a right to indemnification hereunder (but not in a suit brought by the indemnitee to enforce a right to an advancement of expenses) it shall be a defense that, and (ii) in any suit by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking the Corporation shall be entitled to recover such expenses upon a final adjudication that, the indemnitee has not met any applicable standard for indemnification set forth in the Delaware General Corporation Law. Neither the failure of the Corporation (including its Board of Directors, independent legal counsel, or its stockholders) to have made a determination prior to the commencement of such suit that indemnification of the indemnitee is proper in the circumstances because the indemnitee has met the applicable standard of conduct set forth in the Delaware General Corporation Law, nor an actual determination by the Corporation (including its Board of Directors, independent legal counsel, or its stockholders) that the indemnitee has not met such applicable standard of conduct, shall create a presumption that the indemnitee has not met the applicable standard of conduct or, in the case of such a suit brought by the indemnitee, be a defense to such suit. In any suit brought by the indemnitee to enforce a right to indemnification or to an advancement of expenses hereunder, or by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the burden of proving that the indemnitee is not entitled to be indemnified, or to such advancement of expenses, under this Article TENTH or otherwise shall be on the Corporation.

D. The rights to indemnification and to the advancement of expenses conferred in this Article TENTH shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, the Corporation’s Certificate of Incorporation, Bylaws, agreement, vote of stockholders or disinterested Directors or otherwise.

E. The Corporation may maintain insurance, at its expense, to protect itself and any Director, Officer, employee or agent of the Corporation or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under the Delaware General Corporation Law.

F. The Corporation may, to the extent authorized from time to time by the Board of Directors, grant rights to indemnification and to the advancement of expenses to any employee or agent of the Corporation to the fullest extent of the provisions of this Article TENTH with respect to the indemnification and advancement of expenses of Directors and Officers of the Corporation.

ELEVENTH: A Director of this Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a Director, except for liability (i) for any breach of the Director’s duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the

Delaware General Corporation Law, or (iv) for any transaction from which the Director derived an improper personal benefit. If the Delaware General Corporation Law is amended to authorize corporate action further eliminating or limiting the personal liability of Directors, then the liability of a Director of the Corporation shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended.

Any repeal or modification of the foregoing paragraph by the stockholders of the Corporation shall not adversely affect any right or protection of a Director of the Corporation existing at the time of such repeal or modification.

In addition, the Corporation has entered into an Employment Agreement with Kim S. Price pursuant to which the Corporation has undertaken contractually to provide indemnification in the manner described above.

Item 15.	Recent Sales of Unregistered Securities

On December 11, 2008, the Registrant issued to the U.S. Department of the Treasury 20,500 shares of Fixed Rate Cumulative Perpetual Preferred Stock, Series A (the “Series A Preferred Stock”), and a warrant for 428,870 shares of the Registrant’s common stock at an exercise price of $7.17 per share (the “Warrant”). The aggregate purchase price paid to the Registrant was $20.5 million. Such transaction was undertaken pursuant to the Troubled Asset Relief Program—Capital Purchase Program.

The Series A Preferred Stock and the Warrant were issued in a private placement exempt from registration pursuant to Section 4(2) of the Securities Act of 1933, as amended, as a private transaction between the Registrant and the U.S. Department of the Treasury.

Item 16.	Exhibits and Financial Statement Schedules:

The exhibits and financial statement schedules filed as part of this registration statement are as follows:

(a) List of Exhibits

1	Form of Underwriting Agreement

3.1	Certificate of Incorporation of Citizens South Banking Corporation (incorporated herein by reference to the Registration Statement on Form S-1 (File No. 333-91498), originally filed with the Commission on June 28, 2002)

3.2	Amended Bylaws of Citizens South Banking Corporation (Incorporated by reference to the Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2008 (File No. 0-23971), filed with the Commission on March 18, 2009)

4.1	Form of Common Stock Certificate of Citizens South Banking Corporation (incorporated herein by reference to the Registration Statement on Form S-1 (File No. 333-91498), originally filed with the Commission on June 28, 2002)

4.2	Indenture between Citizens South Banking Corporation and Wilmington Trust Company, as trustee, dated October 28, 2005. (Incorporated by reference to the Current Report on Form 8-K (File No. 0-23971), filed with the Commission on November 3, 2005)

4.3	Certificate of Designations of Fixed-Rate Cumulative Perpetual Preferred Stock (incorporated herein by reference to the Current Report on Form 8-K (File No. 0-23971) filed with the Commission on December 16, 2008)

4.4	Warrant to Purchase Common Stock of Citizens South Banking Corporation (incorporated herein by reference to the Current Report on Form 8-K (File No. 0-23971), filed with the Commission on December 16, 2008)

5	Opinion of Luse Gorman Pomerenk & Schick, P.C. regarding legality of securities being registered (with consent)**

8	Opinion of Luse Gorman Pomerenk & Schick, P.C. regarding tax matters

10.1	Amended and Restated Employment Agreement with Kim S. Price dated November 17, 2008 (incorporated herein by reference to the Current Report on Form 8-K (File No. 0-23971) filed with the Commission on November 20, 2008)

10.2	Deferred Compensation and Income Continuation Agreement (incorporated by reference to the Registration Statement on Form SB-2 (File No. 333-42951), originally filed with the Commission on December 22, 1997)

10.3	Employee Stock Option Plan (incorporated by reference to the Registration Statement on Form SB-2 (File No. 333-42951), originally filed with the Commission on December 22, 1997)

10.4	Supplemental Executive Retirement Plan (incorporated by reference to the Registration Statement on Form SB-2 (File No. 333-42951) filed with the Commission on December 22, 1997)

10.5	Amended and Restated Severance Agreement with Gary F. Hoskins dated November 17, 2008 (incorporated by reference to the Current Report on Form 8-K (File No. 0-23971) filed with the Commission on November 20, 2008)

10.6	Amended and Restated Severance Agreement with Paul L. Teem, Jr. dated November 17, 2008 (incorporated by reference to the Current Report on Form 8-K (File No. 0-23971) filed with the Commission on November 20, 2008)

10.7	Amended and Restated Severance Agreement with Michael R. Maguire dated November 17, 2008 (incorporated by reference to the Current Report on Form 8-K (File No. 0-23971) filed with the Commission on November 20, 2008)

10.8	Amended and Restated Severance Agreement with Daniel M. Boyd, IV dated November 17, 2008 (incorporated by reference to the Current Report on Form 8-K (File No. 0-23971) filed with the Commission on November 20, 2008)

10.9	Amended and Restated Severance Agreement with V. Burton Brinson, Jr. dated November 17, 2008. (incorporated by reference to the Current Report on Form 8-K (File No. 0-23971) filed with the Commission on November 20, 2008)

10.10	Salary Continuation Agreement with Kim S. Price dated January 1, 2004, as amended (incorporated by reference to the Annual Report on Form 10-K (File No. 0-23971), filed with the Commission on March 16, 2005 and the Current Report on Form 8-K (File No. 0-23971) filed with the Commission on November 20, 2008)

10.11	Salary Continuation Agreement with Gary F. Hoskins dated January 1, 2004, as amended (incorporated by reference to the Annual Report on Form 10-K (File No. 0-23971), filed with the Commission on March 16, 2005 and the Current Report on Form 8-K (File No. 0-23971) filed with the Commission on November 20, 2008)

10.12	Salary Continuation Agreement with Paul L. Teem, Jr. dated January 1, 2004, as amended (incorporated by reference to the Annual Report on Form 10-K (File No. 0-23971) filed with the Commission on March 16, 2005 and the Current Report on Form 8-K (File No. 0-23971) filed with the Commission on November 20, 2008)

10.13	Salary Continuation Agreement with Michael R. Maguire dated January 1, 2004, as amended (incorporated by reference to the Annual Report on Form 10-K (File No. 0-23971) filed with the Commission on March 16, 2005 and the Current Report on Form 8-K (File No. 0-23971) filed with the Commission on November 20, 2008)

10.14	Salary Continuation Agreement with Daniel M. Boyd, IV dated January 1, 2004, as amended (incorporated by reference to the Annual Report on Form 10-K (File No. 0-23971) filed with the Commission on March 16, 2005 and the Current Report on Form 8-K (File No. 0-23971) filed with the Commission on November 20, 2008)

10.15	Salary Continuation Agreement with V. Burton Brinson, Jr. dated January 1, 2004 (incorporated by reference to the Annual Report on Form 10-K (File No. 0-23971) filed with the Commission on March 16, 2005)

10.16	Endorsement Split Dollar Agreement with Kim S. Price dated January 1, 2004 (incorporated by reference to the Annual Report on Form 10-K (File No. 0-23971) filed with the Commission on March 16, 2005)

10.17	Endorsement Split Dollar Agreement with Gary F. Hoskins dated January 1, 2004 (incorporated by reference to the Annual Report on Form 10-K (File No. 0-23971) filed with the Commission on March 16, 2005)

10.18	Endorsement Split Dollar Agreement with Paul L. Teem, Jr. dated January 1, 2004 (incorporated by reference to the Annual Report on Form 10-K (File No. 0-23971) filed with the Commission on March 16, 2005)

10.19	Endorsement Split Dollar Agreement with Michael R. Maguire dated January 1, 2004 (incorporated by reference to the Annual Report on Form 10-K (File No. 0-23971) filed with the Commission on March 16, 2005)

10.20	Endorsement Split Dollar Agreement with Daniel M. Boyd, IV dated January 1, 2004 (incorporated by reference to the Annual Report on Form 10-K (File No. 0-23971) filed with the Commission on March 16, 2005)

10.21	Endorsement Split Dollar Agreement with V. Burton Brinson, Jr. dated January 1, 2004 (incorporated by reference to the Annual Report on Form 10-K (File No. 0-23971) filed with the Commission on March 16, 2005)

10.22	Amended Deferred Compensation and Income Continuation Agreement with David W. Hoyle, Sr. dated March 15, 2004 (incorporated by reference to the Annual Report on Form 10-K (File No. 0-23971) filed with the Commission on March 16, 2005 and the Current Report on Form 8-K (File No. 0-23971) filed with the Commission on November 20, 2008)

10.23	Amended Deferred Compensation and Income Continuation Agreement with Ben R. Rudisill, II dated March 15, 2005 (incorporated by reference to the Annual Report on Form 10-K (File No. 0-23971) filed with the Commission on March 16, 2005 and the Current Report on Form 8-K (File No. 0-23971) filed with the Commission on November 20, 2008)

10.24	Amended Deferred Compensation and Income Continuation Agreement with James J. Fuller dated March 15, 2004 (incorporated by reference to the Annual Report on Form 10-K (File No. 0-23971) filed with the Commission on March 16, 2005 and the Current Report on Form 8-K (File No. 0-23971) filed with the Commission on November 20, 2008)

10.25	Amended Deferred Compensation and Income Continuation Agreement with Charles D. Massey dated March 15, 2004 (incorporated by reference to the Annual Report on Form 10-K (File No. 0-23971) filed with the Commission on March 16, 2005 and the Current Report on Form 8-K (File No. 0-23971) filed with the Commission on November 20, 2008)

10.26	Amended Director Retirement Agreement with David W. Hoyle, Sr. dated March 15, 2004 (incorporated by reference to the Annual Report on Form 10-K (File No. 0-23971) filed with the Commission on March 16, 2005 and the Current Report on Form 8-K (File No. 0-23971) filed with the Commission on November 20, 2008)

10.27	Amended Director Retirement Agreement with Ben R. Rudisill, II dated March 15, 2004 (incorporated by reference to the Annual Report on Form 10-K (File No. 0-23971, filed with the Commission on March 16, 2005 and the Current Report on Form 8-K (File No. 0-23971) filed with the Commission on November 20, 2008)

10.28	Amended Director Retirement Agreement with James J. Fuller dated March 15, 2004 (incorporated by reference to the Annual Report on Form 10-K (File No. 0-23971) filed with the Commission on March 16, 2005 and the Current Report on Form 8-K (File No. 0-23971) filed with the Commission on November 20, 2008)

10.29	Amended Director Retirement Agreement with Charles D. Massey dated March 15, 2004 (incorporated by reference to the Annual Report on Form 10-K (File No. 0-23971), filed with the Commission on March 16, 2005 and the Current Report on Form 8-K (File No. 0-23971) filed with the Commission on November 20, 2008)

10.30	Amended Director Retirement Agreement with Eugene R. Matthews, II dated March 15, 2004 (incorporated by reference to the Annual Report on Form 10-K (File No. 0-23971) filed with the Commission on March 16, 2005 and the Current Report on Form 8-K (File No. 0-23971) filed with the Commission on November 20, 2008)

10.31	Amended and Restated Declaration of Trust among Citizens South Banking Corporation, Wilmington Trust Company, as Delaware and Institutional Trustee, and the Administrative Trustees named therein, dated October 28, 2005 (incorporated by reference to the Current Report on Form 8-K (File No. 0-23971) filed with the Commission on November 3, 2005)

10.32	Citizens South Banking Corporation 2008 Equity Incentive Plan (incorporated herein by reference to the Appendix A of the Definitive Proxy Statement for the 2008 Annual Meeting of Stockholders, filed with the Commission on April 10, 2008)

10.33	Letter Agreement, dated December 12, 2008, between Citizens South Banking Corporation and the United States Department of the Treasury, which includes the Securities Purchase Agreement-Standard Terms attached thereto, with respect to the issuance and sale of the Series A Preferred Stock and the Warrant (incorporated herein by reference to the Current Report on Form 8-K (File No. 0-23971) filed with the Commission on December 16, 2008)

10.34	Waiver of Senior Executive Officers dated December 12, 2008 (incorporated herein by reference to the Current Report on Form 8-K (File No. 0-23971) filed with the Commission on December 16, 2008)

10.35	Amendment to Benefit Plans and Related Consent of Senior Executive Officers (incorporated herein by reference to the Current Report on Form 8-K (File No. 0-23971) filed with the Commission on December 16, 2008)

21	Subsidiaries of Registrant (incorporated herein by reference to the Registration Statement on Form S-1 (File No. 333-91498), originally filed with the Commission on June 28, 2002)

23.1	Consent of Luse Gorman Pomerenk & Schick, P.C. (contained in Opinions included as Exhibits 5 and 8)

23.2	Consent of Cherry, Bekaert & Holland, L.L.P.

24	Power of Attorney (set forth on signature page)

*	To be filed by amendment.
**	Previously filed

(b) Financial Statement Schedules

No financial statement schedules are filed because the required information is not applicable or is included in the consolidated financial statements or related notes.

Item 17.	Undertakings

The undersigned Registrant hereby undertakes:

(1) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(2) That, for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(3) That, for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Gastonia, State of North Carolina on October 23, 2009.

CITIZENS SOUTH BANKING CORPORATION

By:	/s/ KIM S. PRICE
Kim S. Price
President and Chief Executive Officer
(Duly Authorized Representative)

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signatures	Title	Date

/S/ KIM S. PRICE Kim S. Price	President, Chief Executive Officer and Director (Principal Executive Officer)	October 23, 2009

/S/ GARY F. HOSKINS Gary F. Hoskins	Executive Vice President, Treasurer and Chief Financial Officer (Principal Financial and Accounting Officer)	October 23, 2009

* David W. Hoyle	Chairman of the Board

* Ben R. Rudisill, II	Director

* Eugene R. Matthews, II	Director

* Charles D. Massey	Director

* James J. Fuller	Director

*	Pursuant to the Power of Attorney filed with the Registration Statement on Form S-1 for Citizens South Banking Corporation filed on October 15, 2009.

/S/ KIM S. PRICE	October 23, 2009
Kim S. Price
Attorney-in-Fact

EXHIBIT INDEX

1	Form of Underwriting Agreement

3.1	Certificate of Incorporation of Citizens South Banking Corporation (incorporated herein by reference to the Registration Statement on Form S-1 (File No. 333-91498), originally filed with the Commission on June 28, 2002)

3.2	Amended Bylaws of Citizens South Banking Corporation (Incorporated by reference to the Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2008 (File No. 0-23971), filed with the Commission on March 18, 2009)

4.1	Form of Common Stock Certificate of Citizens South Banking Corporation (incorporated herein by reference to the Registration Statement on Form S-1 (File No. 333-91498), originally filed with the Commission on June 28, 2002)

4.2	Indenture between Citizens South Banking Corporation and Wilmington Trust Company, as trustee, dated October 28, 2005. (Incorporated by reference to the Current Report on Form 8-K (File No. 0-23971), filed with the Commission on November 3, 2005)

4.3	Certificate of Designations of Fixed-Rate Cumulative Perpetual Preferred Stock (incorporated herein by reference to the Current Report on Form 8-K (File No. 0-23971) filed with the Commission on December 16, 2008)

4.4	Warrant to Purchase Common Stock of Citizens South Banking Corporation (incorporated herein by reference to the Current Report on Form 8-K (File No. 0-23971), filed with the Commission on December 16, 2008)

5	Opinion of Luse Gorman Pomerenk & Schick, P.C. regarding legality of securities being registered (with consent)**

8	Opinion of Luse Gorman Pomerenk & Schick, P.C. regarding tax matters

10.1	Amended and Restated Employment Agreement with Kim S. Price dated November 17, 2008 (incorporated herein by reference to the Current Report on Form 8-K (File No. 0-23971) filed with the Commission on November 20, 2008)

10.2	Deferred Compensation and Income Continuation Agreement (incorporated by reference to the Registration Statement on Form SB-2 (File No. 333-42951), originally filed with the Commission on December 22, 1997)

10.3	Employee Stock Option Plan (incorporated by reference to the Registration Statement on Form SB-2 (File No. 333-42951), originally filed with the Commission on December 22, 1997)

10.4	Supplemental Executive Retirement Plan (incorporated by reference to the Registration Statement on Form SB-2 (File No. 333-42951) filed with the Commission on December 22, 1997)

10.5	Amended and Restated Severance Agreement with Gary F. Hoskins dated November 17, 2008 (incorporated by reference to the Current Report on Form 8-K (File No. 0-23971) filed with the Commission on November 20, 2008)

10.6	Amended and Restated Severance Agreement with Paul L. Teem, Jr. dated November 17, 2008 (incorporated by reference to the Current Report on Form 8-K (File No. 0-23971) filed with the Commission on November 20, 2008)

10.7	Amended and Restated Severance Agreement with Michael R. Maguire dated November 17, 2008 (incorporated by reference to the Current Report on Form 8-K (File No. 0-23971) filed with the Commission on November 20, 2008)

10.8	Amended and Restated Severance Agreement with Daniel M. Boyd, IV dated November 17, 2008 (incorporated by reference to the Current Report on Form 8-K (File No. 0-23971) filed with the Commission on November 20, 2008)

10.9	Amended and Restated Severance Agreement with V. Burton Brinson, Jr. dated November 17, 2008. (incorporated by reference to the Current Report on Form 8-K (File No. 0-23971) filed with the Commission on November 20, 2008)

10.10	Salary Continuation Agreement with Kim S. Price dated January 1, 2004, as amended (incorporated by reference to the Annual Report on Form 10-K (File No. 0-23971), filed with the Commission on March 16, 2005 and the Current Report on Form 8-K (File No. 0-23971) filed with the Commission on November 20, 2008)

10.11	Salary Continuation Agreement with Gary F. Hoskins dated January 1, 2004, as amended (incorporated by reference to the Annual Report on Form 10-K (File No. 0-23971), filed with the Commission on March 16, 2005 and the Current Report on Form 8-K (File No. 0-23971) filed with the Commission on November 20, 2008)

10.12	Salary Continuation Agreement with Paul L. Teem, Jr. dated January 1, 2004, as amended (incorporated by reference to the Annual Report on Form 10-K (File No. 0-23971) filed with the Commission on March 16, 2005 and the Current Report on Form 8-K (File No. 0-23971) filed with the Commission on November 20, 2008)

10.13	Salary Continuation Agreement with Michael R. Maguire dated January 1, 2004, as amended (incorporated by reference to the Annual Report on Form 10-K (File No. 0-23971) filed with the Commission on March 16, 2005 and the Current Report on Form 8-K (File No. 0-23971) filed with the Commission on November 20, 2008)

10.14	Salary Continuation Agreement with Daniel M. Boyd, IV dated January 1, 2004, as amended (incorporated by reference to the Annual Report on Form 10-K (File No. 0-23971) filed with the Commission on March 16, 2005 and the Current Report on Form 8-K (File No. 0-23971) filed with the Commission on November 20, 2008)

10.15	Salary Continuation Agreement with V. Burton Brinson, Jr. dated January 1, 2004 (incorporated by reference to the Annual Report on Form 10-K (File No. 0-23971) filed with the Commission on March 16, 2005)

10.16	Endorsement Split Dollar Agreement with Kim S. Price dated January 1, 2004 (incorporated by reference to the Annual Report on Form 10-K (File No. 0-23971) filed with the Commission on March 16, 2005)

10.17	Endorsement Split Dollar Agreement with Gary F. Hoskins dated January 1, 2004 (incorporated by reference to the Annual Report on Form 10-K (File No. 0-23971) filed with the Commission on March 16, 2005)

10.18	Endorsement Split Dollar Agreement with Paul L. Teem, Jr. dated January 1, 2004 (incorporated by reference to the Annual Report on Form 10-K (File No. 0-23971) filed with the Commission on March 16, 2005)

10.19	Endorsement Split Dollar Agreement with Michael R. Maguire dated January 1, 2004 (incorporated by reference to the Annual Report on Form 10-K (File No. 0-23971) filed with the Commission on March 16, 2005)

10.20	Endorsement Split Dollar Agreement with Daniel M. Boyd, IV dated January 1, 2004 (incorporated by reference to the Annual Report on Form 10-K (File No. 0-23971) filed with the Commission on March 16, 2005)

10.21	Endorsement Split Dollar Agreement with V. Burton Brinson, Jr. dated January 1, 2004 (incorporated by reference to the Annual Report on Form 10-K (File No. 0-23971) filed with the Commission on March 16, 2005)

10.22	Amended Deferred Compensation and Income Continuation Agreement with David W. Hoyle, Sr. dated March 15, 2004 (incorporated by reference to the Annual Report on Form 10-K (File No. 0-23971) filed with the Commission on March 16, 2005 and the Current Report on Form 8-K (File No. 0-23971) filed with the Commission on November 20, 2008)

10.23	Amended Deferred Compensation and Income Continuation Agreement with Ben R. Rudisill, II dated March 15, 2005 (incorporated by reference to the Annual Report on Form 10-K (File No. 0-23971) filed with the Commission on March 16, 2005 and the Current Report on Form 8-K (File No. 0-23971) filed with the Commission on November 20, 2008)

10.24	Amended Deferred Compensation and Income Continuation Agreement with James J. Fuller dated March 15, 2004 (incorporated by reference to the Annual Report on Form 10-K (File No. 0-23971) filed with the Commission on March 16, 2005 and the Current Report on Form 8-K (File No. 0-23971) filed with the Commission on November 20, 2008)

10.25	Amended Deferred Compensation and Income Continuation Agreement with Charles D. Massey dated March 15, 2004 (incorporated by reference to the Annual Report on Form 10-K (File No. 0-23971) filed with the Commission on March 16, 2005 and the Current Report on Form 8-K (File No. 0-23971) filed with the Commission on November 20, 2008)

10.26	Amended Director Retirement Agreement with David W. Hoyle, Sr. dated March 15, 2004 (incorporated by reference to the Annual Report on Form 10-K (File No. 0-23971) filed with the Commission on March 16, 2005 and the Current Report on Form 8-K (File No. 0-23971) filed with the Commission on November 20, 2008)

10.27	Amended Director Retirement Agreement with Ben R. Rudisill, II dated March 15, 2004 (incorporated by reference to the Annual Report on Form 10-K (File No. 0-23971, filed with the Commission on March 16, 2005 and the Current Report on Form 8-K (File No. 0-23971) filed with the Commission on November 20, 2008)

10.28	Amended Director Retirement Agreement with James J. Fuller dated March 15, 2004 (incorporated by reference to the Annual Report on Form 10-K (File No. 0-23971) filed with the Commission on March 16, 2005 and the Current Report on Form 8-K (File No. 0-23971) filed with the Commission on November 20, 2008)

10.29	Amended Director Retirement Agreement with Charles D. Massey dated March 15, 2004 (incorporated by reference to the Annual Report on Form 10-K (File No. 0-23971), filed with the Commission on March 16, 2005 and the Current Report on Form 8-K (File No. 0-23971) filed with the Commission on November 20, 2008)

10.30	Amended Director Retirement Agreement with Eugene R. Matthews, II dated March 15, 2004 (incorporated by reference to the Annual Report on Form 10-K (File No. 0-23971) filed with the Commission on March 16, 2005 and the Current Report on Form 8-K (File No. 0-23971) filed with the Commission on November 20, 2008)

10.31	Amended and Restated Declaration of Trust among Citizens South Banking Corporation, Wilmington Trust Company, as Delaware and Institutional Trustee, and the Administrative Trustees named therein, dated October 28, 2005 (incorporated by reference to the Current Report on Form 8-K (File No. 0-23971) filed with the Commission on November 3, 2005)

10.32	Citizens South Banking Corporation 2008 Equity Incentive Plan (incorporated herein by reference to the Appendix A of the Definitive Proxy Statement for the 2008 Annual Meeting of Stockholders, filed with the Commission on April 10, 2008)

10.33	Letter Agreement, dated December 12, 2008, between Citizens South Banking Corporation and the United States Department of the Treasury, which includes the Securities Purchase Agreement-Standard Terms attached thereto, with respect to the issuance and sale of the Series A Preferred Stock and the Warrant (incorporated herein by reference to the Current Report on Form 8-K (File No. 0-23971) filed with the Commission on December 16, 2008)

10.34	Waiver of Senior Executive Officers dated December 12, 2008 (incorporated herein by reference to the Current Report on Form 8-K (File No. 0-23971) filed with the Commission on December 16, 2008)

10.35	Amendment to Benefit Plans and Related Consent of Senior Executive Officers (incorporated herein by reference to the Current Report on Form 8-K (File No. 0-23971) filed with the Commission on December 16, 2008)

21	Subsidiaries of Registrant (incorporated herein by reference to the Registration Statement on Form S-1 (File No. 333-91498), originally filed with the Commission on June 28, 2002)

23.1	Consent of Luse Gorman Pomerenk & Schick, P.C. (contained in Opinions included as Exhibits 5 and 8)

23.2	Consent of Cherry, Bekaert & Holland, L.L.P.

24	Power of Attorney (set forth on signature page)

*	To be filed by amendment
**	Previously filed